FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Independent Auditor’s review report on quarterly information

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form - ITR, for the quarter ended March 31, 2022, which comprises the balance sheet as of March 31, 2022 and the related statements of profit and loss and comprehensive income for the three-month periods then ended, and changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the CVM.

2

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2022, prepared under the responsibility of the Company’s Management and presented as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to determine whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in CPC 09 and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 4, 2022

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

3

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information
Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2022 to 3/31/2022	11
1/1/2021 to 3/31/2021	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	17
Statement of Comprehensive Income	18
Statement of Cash Flows	19
Statement of Changes in Shareholders’ Equity
1/1/2022 to 3/31/2022	20
1/1/2021 to 3/31/2021	21
Statement of Value Added	22
Comments on the Company`s Performance	23
Notes to the Interim Financial Information	44

4

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 3/31/2022
Share Capital
Common	269,395
Preferred	0
Total	269,395
Treasury Shares
Common	160
Preferred	0
Total	160

5

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet – Assets
R$ (in thousands)

Code	Description	Current Quarter 03/31/2022	Previous Year 12/31/2021
1	Total Assets	31,575,000	33,646,000
1.01	Current Assets	8,053,000	9,650,000
1.01.01	Cash and Cash Equivalents	2,043,000	4,662,000
1.01.03	Accounts Receivable	404,000	428,000
1.01.03.01	Trade Receivables	319,000	330,000
1.01.03.02	Other Receivables	85,000	98,000
1.01.04	Inventories	1,952,000	2,232,000
1.01.06	Recoverable Taxes	1,365,000	1,048,000
1.01.08	Other Current Assets	2,289,000	1,280,000
1.01.08.01	Assets Held for Sale	255,000	1,153,000
1.01.08.03	Other	2,034,000	127,000
1.01.08.03.02	Dividends Receivable	17,000	16,000
1.01.08.03.03	Credits with Other Related Parties – Short Term	1,794,000	0
1.01.08.03.04	Others assets	223,000	111,000
1.02	Noncurrent Assets	23,552,000	23,996,000
1.02.01	Long-term Assets	5,521,000	4,935,000
1.02.01.04	Accounts Receivable	465,000	491,000
1.02.01.04.01	Trade Receivables	3,000	1,000
1.02.01.04.02	Other Accounts Receivable	462,000	490,000
1.02.01.07	Deferred Taxes	433,000	550,000
1.02.01.09	Credits with Related Parties	1,815,000	692,000
1.02.01.10	Other Noncurrent Assets	2,808,000	3,202,000
1.02.01.10.04	Recoverable Taxes	2,002,000	2,399,000
1.02.01.10.05	Restricted deposits for legal proceedings	719,000	717,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	1,000	1,000
1.02.01.10.07	Other Noncurrent Assets	86,000	85,000
1.02.02	Investments	9,981,000	11,059,000
1.02.02.01	Investments	9,981,000	11,059,000
1.02.02.01.02	Investments in Subsidiaries	9,981,000	11,059,000
1.02.03	Property and Equipment, Net	6,081,000	6,067,000
1.02.03.01	Property and Equipment in Use	3,273,000	3,331,000
1.02.03.02	Leased Properties Right-of-use	2,808,000	2,736,000
1.02.04	Intangible Assets, net	1,939,000	1,935,000
1.02.04.01	Intangible Assets	1,939,000	1,935,000
1.02.04.01.02	Intangible Assets	1,513,000	1,494,000
1.02.04.01.03	Intangible Right-of-use	426,000	441,000

6

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet – Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2022	Previous Year 12/31/2021
2	Total Liabilities	31,575,000	33,646,000
2.01	Current Liabilities	5,775,000	7,541,000
2.01.01	Payroll and Related Taxes	313,000	394,000
2.01.02	Trade payables, net	2,165,000	3,651,000
2.01.03	Taxes and Contributions Payable	506,000	278,000
2.01.04	Borrowings and Financing	1,284,000	1,243,000
2.01.05	Other Liabilities	1,507,000	1,913,000
2.01.05.01	Payables to Related Parties	333,000	388,000
2.01.05.02	Other	1,174,000	1,525,000
2.01.05.02.01	Dividends and interest on own capital	81,000	81,000
2.01.05.02.07	Pass-through to Third Parties	0	2,000
2.01.05.02.08	Financing Related to Acquisition of Assets	68,000	84,000
2.01.05.02.09	Deferred Revenue	42,000	44,000
2.01.05.02.12	Other Accounts Payable	446,000	768,000
2.01.05.02.17	Lease Liability	537,000	546,000
2.01.07	Liabilities related to assets held for sale	0	62,000
2.01.07.01	Liabilities on Non-current Assets for Sale	0	62,000
2.02	Noncurrent Liabilities	11,517,000	12,456,000
2.02.01	Borrowings and Financing	5,626,000	6,563,000
2.02.02	Other Liabilities	4,476,000	4,513,000
2.02.02.01	Liabilities with related parties	90,000	96,000
2.02.02.01.04	Debts with Others Related Parties	90,000	96,000
2.02.02.02	Others	4,386,000	4,417,000
2.02.02.02.03	Taxes payable in installments	125,000	148,000
2.02.02.02.07	Other Noncurrent Liabilities	209,000	231,000
2.02.02.02.08	Provision for Losses on Investments	658,000	703,000
2.02.02.02.09	Lease Liability	3,394,000	3,335,000
2.02.04	Provisions	1,353,000	1,315,000
2.02.06	Deferred Revenue	62,000	65,000
2.03	Shareholders’ Equity	14,283,000	13,649,000
2.03.01	Share Capital	5,859,000	5,859,000
2.03.02	Capital Reserves	297,000	291,000
2.03.02.04	Stock Option	295,000	289,000
2.03.02.07	Capital Reserve	2,000	2,000
2.03.04	Earnings Reserve	7,146,000	6,925,000
2.03.04.01	Legal Reserve	705,000	705,000
2.03.04.05	Retention of Profits Reserve	230,000	233,000
2.03.04.07	Tax Incentive Reserve	2,578,000	2,349,000
2.03.04.10	Expansion Reserve	2,414,000	2,575,000
2.03.04.12	Transactions with non-controlling interests	1,369,000	1,213,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	1,317,000	0
2.03.08	Other comprehensive income	-336,000	574,000

7

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)

Code	Description	Year to date current period 03/01/2022 to 03/31/2022	Year to date previous period 03/01/2021 to 03/31/2021
3.01	Net operating revenue	3,613,000	3,677,000
3.02	Cost of sales	-2,632,000	-2,667,000
3.03	Gross Profit	981,000	1,010,000
3.04	Operating Income/Expenses	-967,000	-901,000
3.04.01	Selling Expenses	-580,000	-547,000
3.04.02	General and administrative expenses	-134,000	-160,000
3.04.05	Other Operating Expenses	-231,000	-239,000
3.04.05.01	Depreciation and Amortization	-213,000	-201,000
3.04.05.03	Other operating expenses, net	-18,000	-38,000
3.04.06	Share of Profit of associates	-22,000	45,000
3.05	Profit from operations before net financial expenses	14,000	109,000
3.06	Net Financial expenses	-234,000	-133,000
3.07	Income (loss) before income tax and social contribution	-220,000	-24,000
3.08	Income tax and social contribution	109,000	127,000
3.08.01	Current	-272,000	-2,000
3.08.02	Deferred	381,000	129,000
3.09	Net Income from continued operations	-111,000	103,000
3.10	Net Income (loss) from discontinued operations	1,510,000	10,000
3.10.01	Net Income (loss) from Discontinued Operations	1,510,000	10,000
3.11	Net Income for the period	1,399,000	113,000
3.99	Earnings per Share
3.99.01	Basic Earnings per Share
3.99.01.01	ON	5.19649	0.42147
3.99.02	Dilutet Earnings per Share
3.99.02.01	ON	5.19002	0.42049

8

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Year to date current period 03/01/2022 to 03/31/2022	Year to date previous period 03/01/2021 to 03/31/2021
4.01	Net income for the Period	1,399,000	113,000
4.02	Other Comprehensive Income	-910,000	161,000
4.02.02	Foreign Currency Translation	-916,000	164,000
4.02.04	Fair Value of Trade Receivables	-1,000	-2,000
4.02.05	Cash Flow Hedge	5,000	1,000
4.02.06	Income Tax Related to Other Comprehensive Income	2,000	-2,000
4.03	Total Comprehensive Income for the Period	489,000	274,000

9

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 03/01/2022 to 03/31/2022	Year to date previous period 03/01/2021 to 03/31/2021
6.01	Net Cash Operating Activities	-1,931,000	-1,573,000
6.01.01	Cash Provided by the Operations	-639,000	460,000
6.01.01.01	Net Income for the Period	1,399,000	113,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3)	117,000	-125,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-2,766,000	-4,000
6.01.01.04	Depreciation/Amortization	263,000	310,000
6.01.01.05	Interest and Inflation Adjustments	337,000	208,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	22,000	-45,000
6.01.01.08	Provision for Risks	44,000	4,000
6.01.01.10	Share-based Payment	6,000	7,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.2 anda 8.1)	3,000	3,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-32,000	-13,000
6.01.01.15	Deferred Revenue	-3,000	2,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-30,000	0
6.01.01.18	Gain in disposal of subsidiaries	1,000	0
6.01.02	Changes in Assets and Liabilities	-1,292,000	-2,033,000
6.01.02.01	Accounts Receivable	7,000	-32,000
6.01.02.02	Inventories	312,000	-106,000
6.01.02.03	Recoverable Taxes	97,000	-201,000
6.01.02.04	Other Assets	-80,000	-135,000
6.01.02.05	Related Parties	-116,000	-34,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-7,000	-29,000
6.01.02.07	Trade Payables	-1,486,000	-1,590,000
6.01.02.08	Payroll and Related Taxes	-81,000	-29,000
6.01.02.09	Taxes and Social Contributions Payable	189,000	-29,000
6.01.02.10	Payments of provision for risk	-39,000	-18,000
6.01.02.11	Deferred Revenue	-2,000	13,000
6.01.02.12	Other Payables	-344,000	157,000
6.01.02.15	Received Dividends and Interest on own capital	258,000	0
6.02	Net Cash of Investing Activities	688,000	-173,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-198,000	-140,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-36,000	-44,000
6.02.04	Sales of Property and Equipment	922,000	11,000
6.03	Net Cash of Financing Activities	-1,376,000	-804,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,092,000	-515,000
6.03.07	Acquisition of companies	-3,000	0
6.03.09	Payment of lease liability	-281,000	-289,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-2,619,000	-2,550,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,662,000	4,905,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,043,000	2,355,000

10

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 03/31/2022

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.04	Capital Transactions with Shareholders	0	6,000	139,000	0	0	145,000
5.04.03	Share based expenses	0	6,000	0	0	0	6,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	156,000	0	0	156,000
5.04.16	Others	0	0	-3,000	0	0	-3,000
5.05	Total Comprehensive Income	0	0	0	1,399,000	-910,000	489,000
5.05.01	Net Income for the Period	0	0	0	1,399,000	0	1,399,000
5.05.02	Other Comprehensive Income	0	0	0	0	-910,000	-910,000
5.05.02.04	Foreign currency translation	0	0	0	0	-916,000	-916,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	5,000	5,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	2,000	2,000
5.06	Internal Changes of Shareholders’ Equity	0	0	82,000	-82,000	0	0
5.06.01	Reserves Constitution	0	0	82,000	-82,000	0	0
5.07	Closing Balance	5,859,000	297,000	7,146,000	1,317,000	-336,000	14,283,000

11

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 03/31/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.04	Capital Transactions with Shareholders	216,000	-209,000	35,000	-3,000	0	39,000
5.04.03	Share based expenses	0	7,000	0	0	0	7,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	104,000	0	0	104,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0
5.04.16	Others	0	0	0	-3,000	0	-3,000
5.05	Total Comprehensive Income	0	0	0	129,000	145,000	274,000
5.05.01	Net Income for the Period	0	0	0	113,000	0	113,000
5.05.02	Other Comprehensive Income	0	0	0	16,000	145,000	161,000
5.05.02.04	Foreign currency translation	0	0	0	16,000	148,000	164,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-2,000	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	1,000	1,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-2,000	-2,000
5.07	Closing Balance	5,650,000	270,000	6,125,000	126,000	1,837,000	14,008,000

12

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 03/01/2022 to 03/31/2022	Year to date previous period 03/01/2021 to 03/31/2021
7.01	Revenues	3,924,000	3,961,000
7.01.01	Sales of Goods, Products and Services	3,875,000	3,945,000
7.01.02	Other Revenues	50,000	18,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-1,000	-2,000
7.02	Products Acquired from Third Parties	-3,070,000	-3,061,000
7.02.01	Costs of Products, Goods and Services Sold	-2,508,000	-2,572,000
7.02.02	Materials, Energy, Outsourced Services and Other	-562,000	-489,000
7.03	Gross Value Added	854,000	900,000
7.04	Retention	-231,000	-225,000
7.04.01	Depreciation and Amortization	-231,000	-225,000
7.05	Net Value Added Produced	623,000	675,000
7.06	Value Added Received in Transfer	1,599,000	84,000
7.06.01	Share of Profit of Subsidiaries and Associates	-22,000	45,000
7.06.02	Financial Revenue	111,000	29,000
7.06.03	Other	1,510,000	10,000
7.07	Total Value Added to Distribute	2,222,000	759,000
7.08	Distribution of Value Added	2,222,000	759,000
7.08.01	Personnel	464,000	415,000
7.08.01.01	Direct Compensation	314,000	296,000
7.08.01.02	Benefits	73,000	68,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	98,000	38,000
7.08.01.04	Other	-21,000	13,000
7.08.02	Taxes, Fees and Contributions	0	60,000
7.08.02.01	Federal	-101,000	-13,000
7.08.02.02	State	59,000	50,000
7.08.02.03	Municipal	42,000	23,000
7.08.03	Value Distributed to Providers of Capital	359,000	171,000
7.08.03.01	Interest	351,000	167,000
7.08.03.02	Rentals	8,000	4,000
7.08.04	Value Distributed to Shareholders	1,399,000	113,000
7.08.04.01	Interest on shareholders' equity	14,000	69,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	1,385,000	44,000

13

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03/31/2022	Previous Year 12/31/2021
1	Total Assets	44,758,000	49,443,000
1.01	Current Assets	14,035,000	17,872,000
1.01.01	Cash and Cash Equivalents	3,610,000	8,274,000
1.01.03	Accounts Receivable	1,031,000	1,125,000
1.01.03.01	Trade Receivables	756,000	831,000
1.01.03.02	Other Receivables	275,000	294,000
1.01.04	Inventories	4,882,000	5,257,000
1.01.06	Recoverable Taxes	2,084,000	1,743,000
1.01.08	Other Current Assets	634,000	1,473,000
1.01.08.01	Non-Current Assets for Sale	286,000	1,187,000
1.01.08.03	Other	348,000	286,000
1.01.08.03.01	Financial Instruments - Derivatives	10,000	19,000
1.01.08.03.02	Dividends Receivable	16,000	16,000
1.01.08.03.03	Credits with Related Parties - Short Term	1,794,000	0
1.01.08.03.04	Others assets	322,000	251,000
1.02	Noncurrent Assets	30,723,000	31,571,000
1.02.01	Long-term Assets	5,559,000	4,966,000
1.02.01.04	Accounts Receivable	543,000	559,000
1.02.01.04.01	Trade Receivables	3,000	1,000
1.02.01.04.02	Other Accounts Receivable	540,000	558,000
1.02.01.07	Deferred Taxes	465,000	581,000
1.02.01.09	Credits with Related Parties	1,631,000	517,000
1.02.01.10	Other Noncurrent Assets	2,920,000	3,309,000
1.02.01.10.04	Recoverable Taxes	2,039,000	2,410,000
1.02.01.10.05	Restricted deposits for legal proceedings	733,000	731,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	6,000	6,000
1.02.01.10.07	Other Noncurrent Assets	142,000	162,000
1.02.02	Investments	4,176,000	4,508,000
1.02.02.01	Investments	1,232,000	1,254,000
1.02.02.02	Investment properties	2,944,000	3,254,000
1.02.03	Property and Equipment, Net	15,543,000	16,344,000
1.02.03.01	Property and Equipment in Use	10,785,000	11,573,000
1.02.03.02	Leased Properties Right-of-use	4,758,000	4,771,000
1.02.04	Intangible Assets, net	5,445,000	5,753,000
1.02.04.01	Intangible Assets	5,445,000	5,753,000
1.02.04.01.02	Intangible Assets	5,018,000	5,312,000
1.02.04.01.03	Intangible Right-of-use	427,000	441,000

14

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2022	Previous Year 12/31/2021
2	Total Liabilities	44,758,000	49,443,000
2.01	Current Liabilities	12,672,000	16,550,000
2.01.01	Payroll and Related Taxes	630,000	808,000
2.01.02	Trade payables, net	6,487,000	10,078,000
2.01.03	Taxes and Contributions Payable	815,000	580,000
2.01.04	Borrowings and Financing	1,801,000	1,470,000
2.01.05	Other Liabilities	2,939,000	3,552,000
2.01.05.01	Payables to Related Parties	306,000	371,000
2.01.05.02	Other	2,633,000	3,181,000
2.01.05.02.01	Dividends and interest on own capital	90,000	112,000
2.01.05.02.07	Pass-through to Third Parties	32,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	128,000	182,000
2.01.05.02.09	Deferred Revenue	249,000	383,000
2.01.05.02.11	Other Payables	661,000	701,000
2.01.05.02.12	Lease liability	597,000	893,000
2.01.05.02.17	Lease Liability	876,000	895,000
2.01.07	Liabilities related to assets held for sale	0	62,000
2.01.07.01	Liabilities on Non-current Assets for Sale	0	62,000
2.02	Noncurrent Liabilities	15,285,000	16,513,000
2.02.01	Borrowings and Financing	6,533,000	7,582,000
2.02.02	Other Liabilities	6,356,000	6,489,000
2.02.02.01	Liabilities with related parties	90,000	96,000
2.02.02.01.04	Debts with Others Related Parties	90,000	96,000
2.02.02.02	Others	6,266,000	6,393,000
2.02.02.02.03	Taxes payable in installments	130,000	153,000
2.02.02.02.05	Financing Related to Acquisition of Assets	66,000	68,000
2.02.02.02.07	Other Noncurrent Liabilities	235,000	260,000
2.02.02.02.08	Provision for Losses on Investments	641,000	689,000
2.02.02.02.09	Other Payable Accounts	5,194,000	5,223,000
2.02.03	Deferred taxes	862,000	935,000
2.02.04	Provisions	1,472,000	1,442,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,472,000	1,442,000
2.02.06	Profits and Revenues to be Appropriated	62,000	65,000
2.03	Shareholders’ Equity	16,801,000	16,380,000
2.03.01	Share Capital	5,859,000	5,859,000
2.03.02	Capital Reserves	297,000	291,000
2.03.02.04	Stock Option	295,000	289,000
2.03.02.07	Capital Reserve	2,000	2,000
2.03.04	Earnings Reserve	7,146,000	6,925,000
2.03.04.01	Legal Reserve	705,000	705,000
2.03.04.05	Retention of Profits Reserve	230,000	233,000
2.03.04.07	Tax Incentive Reserve	2,578,000	2,349,000
2.03.04.10	Expansion Reserve	2,414,000	2,575,000
2.03.04.12	Transactions with non-controlling interests	1,369,000	1,213,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	1,317,000	0
2.03.08	Other comprehensive income	-336,000	574,000
2.03.09	Non-Controlling interests	2,518,000	2,731,000

15

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year to date current period 01/01/2022 to 03/31/2022	Year to date previous period 01/01/2021 to 03/31/2021

3.01	Net operating revenue	10,069,000	9,843,000
3.02	Cost of sales	-7,461,000	-7,231,000
3.03	Gross Profit	2,608,000	2,612,000
3.04	Operating Income/Expenses	-2,432,000	-2,385,000
3.04.01	Selling Expenses	-1,494,000	-1,444,000
3.04.02	General and administrative expenses	-420,000	-464,000
3.04.05	Other Operating Expenses	-432,000	-463,000
3.04.05.01	Depreciation and Amortization	-409,000	-408,000
3.04.05.03	Other operating expenses, net	-23,000	-55,000
3.04.06	Share of Profit of associates	-86,000	-14,000
3.05	Profit from operations before net financial expenses	176,000	227,000
3.06	Net Financial expenses	-303,000	-206,000
3.07	Income (loss) before income tax and social contribution	-127,000	21,000
3.08	Income tax and social contribution	42,000	96,000
3.08.01	Current	-300,000	-22,000
3.08.02	Deferred	342,000	118,000
3.09	Net Income from continued operations	-85,000	117,000
3.10	Net Income (loss) from discontinued operations	1,510,000	10,000
3.10.01	Net Income (loss) from Discontinued Operations	1,510,000	10,000
3.11	Net Income for the period	1,425,000	127,000
3.11.01	Attributable to Controlling Shareholders - continued operations	1,399,000	113,000
3.11.02	Attributable to Non-controlling Shareholders - discontinued operations	26,000	14,000
3.99	Earnings per Share
3.99.01	Basic Earnings per Share
3.99.01.01	ON	5.19649	0.42147
3.99.02	Diluted Earnings per Share	5.19002	0.42049
3.99.02.01	ON

16

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Year to date current period 01/01/2022 to 03/31/2022	Year to date previous period 01/01/2021 to 03/31/2021
4.01	Net income for the Period	1,425,000	127,000
4.02	Other Comprehensive Income	-1,137,000	226,000
4.02.02	Foreign Currency Translation	-1,142,000	230,000
4.02.04	Fair Value of Trade Receivables	-1,000	-2,000
4.02.05	Cash Flow Hedge	4,000	0
4.02.06	Income Tax Related to Other Comprehensive Income	2,000	-2,000
4.03	Total Comprehensive Income for the Period	288,000	353,000
4.03.01	Attributable to Controlling Shareholders	489,000	274,000
4.03.02	Attributable to Non-Controlling Shareholders	-201,000	79,000

17

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 03/01/2022 to 03/31/2022	Year to date previous period 03/01/2021 to 03/31/2021

6.01	Net Cash Operating Activities	-3,821,000	-3,498,000
6.01.01	Cash Provided by the Operations	-283,000	750,000
6.01.01.01	Net Income for the Period	1,425,000	127,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3)	156,000	-114,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-2,753,000	32,000
6.01.01.04	Depreciation/Amortization	488,000	548,000
6.01.01.05	Interest and Inflation Adjustments	427,000	246,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	86,000	14,000
6.01.01.08	Provision for Risks	48,000	3,000
6.01.01.09	Provision for Write-off and impairment	-4,000	0
6.01.01.10	Share-based Payment	6,000	7,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 anda 8.1)	14,000	18,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-32,000	-19,000
6.01.01.15	Deferred Revenue	-106,000	-91,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-39,000	-21,000
6.01.01.18	Gain in disposal of subsidiaries	1,000	0
6.01.02	Changes in Assets and Liabilities	-3,538,000	-4,248,000
6.01.02.01	Accounts Receivable	21,000	51,000
6.01.02.02	Inventories	151,000	-151,000
6.01.02.03	Recoverable Taxes	-8,000	-343,000
6.01.02.04	Other Assets	-60,000	-99,000
6.01.02.05	Related Parties	-146,000	-48,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-8,000	-29,000
6.01.02.07	Trade Payables	-3,170,000	-3,766,000
6.01.02.08	Payroll and Related Taxes	-148,000	-95,000
6.01.02.09	Taxes and Social Contributions Payable	299,000	168,000
6.01.02.10	Payments of provision for risk	-44,000	-24,000
6.01.02.11	Deferred Revenue	-15,000	47,000
6.01.02.12	Other Payables	-312,000	158,000
6.01.02.13	Income Tax and Social contribution,paid	-98,000	-117,000
6.02	Net Cash of Investing Activities	591,000	-413,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-281,000	-270,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-45,000	-61,000
6.02.04	Sales of Property and Equipment	924,000	11,000
6.02.09	Acquisition of Investment Propery (Note 13)	-7,000	-93,000
6.03	Net Cash of Financing Activities	-1,253,000	-974,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	328,000	1,015,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,143,000	-1,528,000
6.03.05	Payment of Dividends	-35,000	-36,000
6.03.06	Transactions with Non-controlling Interest	0	7,000
6.03.07	Acquisition of companies	-3,000	0
6.03.08	Transactions with Non-controlling Interest	0	-2,000
6.03.09	Payment of lease liability	-400,000	-430,000
6.04	Exchange rate changes in cash and cash equivalents	-181,000	65,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-4,664,000	-4,820,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,274,000	8,711,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,610,000	3,891,000

18

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 03/31/2022

R$ (in thousands) 1000
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity

5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.04	Capital Transactions with Shareholders	0	6,000	139,000	0	0	145,000	-12,000	133,000
5.04.03	Share based expenses	0	6,000	0	0	0	6,000	0	6,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	156,000	0	0	156,000	5,000	161,000
5.04.14	Capital Reduction	0	0	0	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-17,000	-17,000
5.04.16	Others	0	0	-3,000	0	0	-3,000	0	-3,000
5.05	Total Comprehensive Income	0	0	0	1,399,000	-910,000	489,000	-201,000	288,000
5.05.01	Net Income for the Period	0	0	0	1,399,000	0	1,399,000	26,000	1,425,000
5.05.02	Other Comprehensive Income	0	0	0	0	-910,000	-910,000	-227,000	-1,137,000
5.05.02.04	Foreign currency translation	0	0	0	0	-916,000	-916,000	-226,000	-1,142,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000	0	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	5,000	5,000	-1,000	4,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	2,000	2,000	0	2,000
5.06	Internal Changes of Shareholders’ Equity	0	0	82,000	-82,000	0	0	0	0
5.06.01	Reserves Constitution	0	0	82,000	-82,000	0	0	0	0
5.07	Closing Balance	5,859,000	297,000	7,146,000	1,317,000	-336,000	14,283,000	2,518,000	16,801,000

19

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 03/31/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity

5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.04	Capital Transactions with Shareholders	216,000	-209,000	35,000	-3,000	0	39,000	-15,000	24,000
5.04.03	Share based expenses	0	7,000	0	0	0	7,000	0	7,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	104,000	0	0	104,000	11,000	115,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-28,000	-28,000
5.04.16	Others	0	0	0	-3,000	0	-3,000	2,000	-1,000
5.05	Total Comprehensive Income	0	0	0	129,000	145,000	274,000	79,000	353,000
5.05.01	Net Income for the Period	0	0	0	113,000	0	113,000	14,000	127,000
5.05.02	Other Comprehensive Income	0	0	0	16,000	145,000	161,000	65,000	226,000
5.05.02.04	Foreign currency translation	0	0	0	16,000	148,000	164,000	66,000	230,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-2,000	-2,000	0	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	1,000	1,000	-1,000	0
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-2,000	-2,000	0	-2,000
5.07	Closing Balance	5,650,000	270,000	6,125,000	126,000	1,837,000	14,008,000	3,176,000	17,184,000

20

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 01/01/2022 to 03/31/2022	Year to date previous period 01/01/2021 to 03/31/2021
7.01	Revenues	11,155,000	10,850,000
7.01.01	Sales of Goods, Products and Services	11,105,000	10,836,000
7.01.02	Other Revenues	55,000	21,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-5,000	-7,000
7.02	Products Acquired from Third Parties	-8,319,000	-8,024,000
7.02.01	Costs of Products, Goods and Services Sold	-7,117,000	-6,913,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,202,000	-1,111,000
7.03	Gross Value Added	2,836,000	2,826,000
7.04	Retention	-455,000	-463,000
7.04.01	Depreciation and Amortization	-455,000	-463,000
7.05	Net Value Added Produced	2,381,000	2,363,000
7.06	Value Added Received in Transfer	1,597,000	79,000
7.06.01	Share of Profit of Subsidiaries and Associates	-86,000	-14,000
7.06.02	Financial Revenue	173,000	83,000
7.06.03	Other	1,510,000	10,000
7.07	Total Value Added to Distribute	3,978,000	2,442,000
7.08	Distribution of Value Added	3,978,000	2,442,000
7.08.01	Personnel	1,041,000	1,019,000
7.08.01.01	Direct Compensation	827,000	840,000
7.08.01.02	Benefits	130,000	123,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	100,000	41,000
7.08.01.04	Other	-16,000	15,000
7.08.01.04.01	Profit (cost) sharing	-16,000	15,000
7.08.02	Taxes, Fees and Contributions	1,019,000	1,000,000
7.08.02.01	Federal	151,000	208,000
7.08.02.02	State	783,000	729,000
7.08.02.03	Municipal	85,000	63,000
7.08.03	Value Distributed to Providers of Capital	493,000	296,000
7.08.03.01	Interest	484,000	292,000
7.08.03.02	Rentals	9,000	4,000
7.08.04	Value Distributed to Shareholders	1,425,000	127,000
7.08.04.01	Interest on shareholders' equity	14,000	69,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	1,385,000	44,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	26,000	14,000

22

GPA

alimentando sonhos e vidas

PãodeAçúcar

EARNINGS
RELEASE
1Q22

May 4th, 2022

25 YEARS CBD LISTED NYSE

PCAR B3 LISTED NM

IBOVESPA B3 IBRX100 B3 ICON B3 ISE B3 IVBX B3 SMLL B3

ICO2 B3 IGC-NM B3 IGCT B3 IGC B3 ITAG B3 IBRA B3

23

EARNINGS

RELEASE

1Q22

São Paulo, May 4th, 2022

GPA [B3: PCAR3; NYSE: CBD] announces its results for the first quarter of 2022 (1Q22). In consequence of discontinuing hypermarket operations, as disclosed in the material fact or/notice to the market of October 14 and December 16, 2021, February 24 and April 13, 2022, Extra hypermarket operations will be deemed discontinued operations. Hence, net sales as well as the other result items were retrospectively adjusted, as established by IFRS 5/CPC31, approved by CVM Resolution No. 598/09 – Noncurrent assets held for sale and discontinued operations. The comments below concern the result from continuing operations. Comparisons are with the same period in 2021, unless stated otherwise. The results include the effects of IFRS 16/CPC 06 (R2), unless stated otherwise.

Resilient Consolidated Result for the period

•	Total consolidated gross revenue from continuing operations reached R$11.1 billion in 1Q22, an 11.2% increase in the same-store concept vs. 1Q21;
•	Consolidated Adjusted EBITDA totaled R$655 million in 1Q22 with a Consolidated Adjusted EBITDA Margin of 6.5%, a 110 bps decrease vs. 1Q21;
•	The Consolidated Net Profit of Controlling Shareholders reached R$1,399 million. As released on April 4, 2022, we completed, in 1Q22, the assignment of rights to exploit more than 40 commercial points to Assaí, reaching 86% of the transaction scope, and thus the net profit from discontinued activities was R$1,510 million for the period;
•	The cash position at the end of the quarter was R$3.6 billion, 2.0x times the Company’s short-term debt.

Double-digit growth internationally

•	Grupo Éxito recorded strong double-digit growth in same-store sales at 20.8% vs. 1Q21 (in constant currency), growing in the 3 countries in which it operates, which is mainly due to increase in store traffic and economy reopening with the resumption of tourism. Omnichannel sales represented 9.4% of total sales of 1Q22;
•	Grupo Éxito reached an Adjusted EBITDA Margin of 7.0% in 1Q22, a decrease of 120 bps compared to 1Q21, which refers to lower nonrecurrent real estate development and trading fees in 1Q22 vs. 1Q21.

New GPA Brazil transition quarter

•	The gross revenue from sales of the New GPA Brazil (excluding gas stations) amounted to R$3.8 billion in 1Q22, in line with 1Q21, which was affected by a punctual stockout effect, due to a period of adjustment in the logistics network after the closing of the hypermarkets. In 1Q22, total online sales penetration was 9.9%;
•	At GPA Brazil, the Adjusted EBITDA margin (pro forma) was 8.2% in 1Q22, which was mainly affected by the lower dilution of the fixed costs. With a greater focus on more profitable formats and our expansion and conversion plan, we expect a dilution of the fixed costs in the next quarters and, as a consequence, an evolution on our profitability margin.

24

GPA Consolidated

Transition quarter regarding operations in Brazil and maintenance of strong resumption of Grupo Éxito

R$ million, except when indicated	GPA Consolidated(1)
	1Q22	1Q21	Δ
Gross Revenue	11,105	10,836	2.5%
Net Revenue	10,069	9,844	2.3%
Gross Profit	2,608	2,613	-0.2%
Gross Margin	25.9%	26.5%	-60 bps
Selling, General and Administrative Expenses	(1,914)	(1,907)	0.4%
% of Net Revenue	19.0%	19.4%	-40 bps
Other Operating Revenue (Expenses)	(23)	(54)	-58.3%
Adjusted EBITDA(2)	655	745	-12.2%
Adjusted EBITDA Margin(2)	6.5%	7.6%	-110 bps
Net Income Controlling Shareholders - Continued Operations	(111)	103	-208.2%
Net Margin Controlling Shareholders - Continued Operations	-1.1%	1.0%	-210 bps
Net Income Controlling Shareholders - Discontinued Operations(3)	1,510	10	n.d.
Net Income Controlling Shareholders Consolidated	1,399	112	n.d.

(1) The consolidated considers profit and loss of the operations of GPA Brazil, the operations of Grupo Éxito (Colombia, Uruguay, and Argentina), other businesses (Stix Fidelidade, Cheftime, and James Delivery), and the result of the equity income of CDiscount

(2) Operating income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses)

(3) Includes the result of hypermarket operations

Message from the CEO

We started the first quarter of the year in a situation of transition for business in Brazil, with the closing process of hypermarket-format stores, which requires restructuring and resizing of the entire business. At Grupo Éxito, we see a resumption of traffic in stores, with the economy reopening and the resumption of tourism, which gave rise to strong growth, as has happened in the previous quarters.

Our consolidated gross revenue increased 11.2% in the same-store sales concept in 1Q, driven especially by the results of Éxito in the three countries in which it operates. In Brazil, despite the challenges of the macro scenario, with high pressure due to inflation and the deterioration in the population’s income, we recorded gross revenue in line with the 1Q21.

The new cycle that has started in GPA Brazil enables us to put into practice an important expansion plan, which provides for the opening of 200 new stores by 2024. This quarter, we have opened two new stores - one Minuto Pão de Açúcar and one Pão de Açúcar Fresh. There are 25 units being converted from hypermarkets into Pão de Açúcar or Mercado Extra, and approximately 40 Pão de Açúcar stores are in the process of revitalization, with opening expected over the next few months. Our food e-commerce business remains an important way of growing and we will continue to strengthen it, supported by an open collaborative platform, as part of a multichannel strategy. In Colombian Carulla, omnichannel sales share reached an incredible 17%, a benchmark for the sector.

Lastly, we have started the second quarter confident of the strategy defined, focused on our strategic priorities, to “do the basics well” and resume our business strengths in Brazil, maintaining the constant growth of Grupo Éxito. We have simplified our structure, resized the Company and now we look to the future, focused on delivering results sustainably.

Marcelo Pimentel
GPA’s CEO

Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

25

Sales Performance

GPA Brazil

Challenging quarter for New GPA transformation

GROSS REVENUE	1Q22/1Q21
(R$ million)	Selling	% Total Stores	Same Store Sales(4)
Pão de Açúcar	1,870	-1.5%	0.1%
Mercado Extra / Compre Bem	1,337	0.5%	0.6%
Proximity	564	7.5%	5.5%
Other businesses(1)	37	-31.5%	n.d.
New GPA Brazil ex Gas Stations	3,808	0.0%	1.0%
Gas Stations	363	-18.0%	-16.7%
New GPA Brazil	4,171	-1.8%	-0.9%
Extra Hiper	533	-80.9%	n.d.
Drugstores	2	-95.8%	n.d.
Other Discontinued Business(2)	18	-58.3%	n.d.
GPA Brazil(3)	4,724	-33.8%	-0.9%

(1) Revenue mainly from lease of commercial centers

(2) Revenue mainly from lease of commercial centers of discontinued operations

(3) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(4) To reflect the calendar effect, 110 bps were reduced in 1Q22

Second consecutive quarter with positive same-store sale in the New GPA

Total sales of New GPA Brazil reached R$4.2 billion in 1Q22 and, excluding service stations, we reached R$3.8 billion. We ended the first quarter of 2022 with a similar trend to the 4Q of 2021, with positive same-store sales excluding gas stations, despite the impact on stockouts due to logistical adjustments, necessary after the closing of the hypermarket stores (closing of 4 DCs and area reduction in another 4 DCs), and impact on the focus of the operation also generated by the hyper stores’ transaction.

In this first quarter, we had a negative impact on gas station sales, as most of them are in closed store areas for conversion to cash and carry. This tends to be reverted with the opening of the new stores.

Sales from premium formats corresponded to almost 50% of the total gross sales

GPA Brazil’s transition period marked by the exit of the hypermarket format

GPA Brazil is going through a transition period, which began in October 2021 with the announcement of the discontinuation of hypermarket and drugstore stores and should last until the end of the second quarter. During that period, we closed all stores of these formats, adjusted our logistics network, we are working on adapting our principal place of business and IT platforms, and are mainly focused on 5 points of action in our banners, to continue feeding

26

dreams and lives with excellence: i) OSA (on-shelf availability), always to meet our customers’ needs; ii) NPS to continually improve our services; iii) Assortment, providing premium and regional products; iv) Conversion, focus on the conversion of stores after the closing of hypermarkets; and v) Expansion, the opening of stores according to the plan announced in 2021.

Temporary impact on stockouts due to adjustment in the logistics network

In the Pão de Açúcar banner, we presented a slight, but important growth, with market share gain in the premium segment. This result gives us confidence that the strategy outlined proves to be a winner. We had a very high unique effect on stockouts, explained by the adjustment in the logistics network due to the exit from hypermarkets. This network adequacy has already been overcome and at the beginning of April, we are already at pre-transaction levels. Another negative impact on the banner was the difficulty in importing in the last 2 months, mainly due to the lack of containers. As a result, the participation of some products in important categories is suffering from stockouts.

In the 1Q, we had two Pão de Açúcar stores reopened to the G7 concept, Indaiatuba and Piracicaba. These two stores are performing in two-digit perishables categories above unrenovated stores and 36 reopenings are planned for Q2. We also started the conversion of 15 hypermarket stores to this banner, with a reopening expected between the 2nd and 3rd quarters. In the assortment review journey, in order to better meet the demand of our customers, we added approximately 500 SKUs in the last few months and we could reach up to 1.000 additional SKUs, which may also replace low-performance assortments in some stores.

Focus on regional assortment for mainstream banners

For Mercado Extra, besides the impacts of logistical adjustments, the banner was impacted in the quarter by the rains in the mountainous region of Rio de Janeiro. At Compre Bem, sales performance was affected by the strong base, but with an improvement in the banner's profitability.

We continue to accelerate the integration of the banners into the e-commerce operation and focus on serving perishables and regionalized assortment. In this quarter, we started the conversion of 9 hypermarket stores to the Mercado Extra format.

On April 29, 2022, we announced a proposal to incorporate the Compre Bem banner, with the purpose of maximizing synergies among mainstream banners.

Constant growth in Proximity format sales

In the Proximity format, during the first quarter of 2022, we opened a new Minuto Pão de Açúcar store and another store in the new Pão de Açúcar Fresh format – a model focused on purchasing fresh products and allowing us to occupy the space between Minuto Pão de Açúcar and the traditional Pão de Açúcar.

Even with a difficult comparison basis, we had a 5.5% growth in same-store sales for this banner, mainly driven by the resumption of flow in transit stores, with people returning to the offices.

Temporary impact of CDs changes on the e-commerce operation

In e-commerce, our GMV was R$369 million in 1Q22, 19% higher than in the same period in 2021. If we exclude sales from hypermarkets in 1Q21, the growth was 44%.

Compared to 4Q21, excluding sales from hypermarkets in e-commerce, our GMV decreased by 4%, mainly explained by the impacts of logistical adjustments and reduced promotions.

27

We are implementing several initiatives to strengthen our digital strategy, including:

▪	Improving our competitiveness: resumption of promotions in specific categories such as wine, beers, personal care, pet shop, and others;
▪	Attracting new sales: implementation of logistics hubs in places where we no longer have brick and mortar stores such as Salvador, Belo Horizonte, and Curitiba. These hubs will serve our customers of Pão de Açúcar and Clube Extra, in addition to all our e-commerce partners;
▪	Operating improvement: in logistics and IT, with the automation of service via WhatsApp and the OMS tool.

Private-label brands with quality products at the best value for money

Our private-label brands have the purpose of offering quality products at the best value for money, in all operation segments (day-to-day, healthy, superior quality, gourmet etc.) seeking higher profitability, exclusivity and differentiation for the group’s banners. With an increasing demand in Brazil, Qualitá, Taeq, Cheftime, Casíno, Club des Sommeliers and Finlandek brands closed the 1Q22 representing 21.52% of GPA Brazil’s sales.

28

GRUPO ÉXITO

Solid performance in Colombia and improved sales benefited from omnichannel and economic reopening

GROSS REVENUE	1Q22/1Q21
(R$ million)	Selling	% Total Stores	% Total Stores Constant Currency	Same Store Sales(1) Constant Currency
Grupo Éxito	6,916	5.2%	20.3%	20.8%
Colombia	5,215	3.9%	19.5%	20.2%
Uruguay	1,215	5.9%	11.1%	11.8%
Argentina	486	20.2%	66.3%	62.7%

(1) Same-store concept performance considering growth at constant exchange rates. To reflect the calendar effect, in 1Q22, -30 bps was added in Grupo Éxito (-20 bps in Colombia, -70 bps in Uruguay, and -70 bps in Argentina)

Grupo Éxito posted a solid sales performance in 1Q22, as was already shown in previous quarters. Gross revenue totaled R$6.9 billion in the quarter, with same-store growth of 20.8% vs 1Q21 and due to the valuation of the Brazilian real vs the Colombian peso, total store growth was 5.2% YoY.

COLOMBIA

Strong growth in the quarter, despite the challenging macroeconomic environment. Inflation in the last 12 months in the country was 8.5% and, in 1Q22, we had a growth in total sales volume at constant exchange rates above inflation. In same-store sales, growth was 20.2% versus the same period of the previous year. Let us emphasize the Carulla format (similar to the Pão de Açúcar format), with a significant 17% share in omnichannel sales. This result supports the winning strategy of investments in innovative concepts (Éxito Wow and Carulla Fresh Market) and the important performance of omnichannel in Éxito.

URUGUAY

The macroeconomic context in Uruguay has significantly improved with the resumption of tourism in the country since the end of 2021. Moreover, the country has a more favorable consumption scenario and lower inflation rates. As a result, same-store sales grew 11.8% in the quarter.

ARGENTINA

Sales growth above inflation in the quarter is a reflection of the good performance of commercial centers, increased in-store traffic (due to the reduction of sanitary restrictions related to Covid-19), and consolidation of the real estate business in the country, with the opening of malls and leisure spaces.

For further information on the results of Grupo Éxito, please find below the link to the released earnings: https://www.grupoexito.com.co/en/financial-information

29

Financial Performance

GPA BRAZIL

In the first quarter of 2022, we have two views for GPA Brazil’s result, for a better analysis of our businesses: the accounting view and the pro-forma view. In applying IFRS5/CPC 31 “Noncurrent Assets Held for Sale and Discontinued Operations”, certain expenses recorded in the Gross Profit, Selling, General and Administrative Expenses cannot be reclassified to net profit of the discontinued operations in accounting since they are only partially related to discontinued operations. Hence, this proration was made for “pro-forma” purposes only and must cease as the expenses reach their new recurring level.

R$ million, except when indicated	GPA Brazil(1)
	1Q22	1Q21	Δ
Gross Revenue	4,171	4,249	-1.8%
Net Revenue	3,893	3,965	-1.8%
Gross Profit	1,035	1,064	-2.7%
Gross Margin	26.6%	26.8%	-20 bps
Selling, General, and Administrative Expenses	(761)	(755)	0.8%
% of Net Revenue	19.6%	19.0%	60 bps
Equity Income	8	15	-47.1%
Adjusted EBITDA(2)	299	348	-13.9%
Adjusted EBITDA Margin(2)	7.7%	8.8%	-110 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

GPA BRAZIL – PRO-FORMA

R$ million, except when indicated	GPA Brazil – Pro-Forma(1)
	1Q22	1Q21	Δ
Gross Revenue	4,171	4,249	-1.8%
Net Revenue	3,893	3,965	-1.8%
Gross Profit	1,052	1,062	-0.9%
Gross Margin	27.0%	26.8%	20 bps
Selling, General, and Administrative Expenses	(759)	(735)	3.2%
% of Net Revenue	19.5%	18.5%	100 bps
Equity Income	8	15	-47.1%
Adjusted EBITDA(2)	321	368	-12.8%
Adjusted EBITDA Margin(2)	8.2%	9.3%	-110 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

The Gross Profit of GPA Brazil totaled R$1.1 billion in the first quarter and 27.0% margin, 20 bps better when compared to 1Q21, a result that was achieved controlling promotions in a high-inflation scenario.

The Selling, General and Administrative Expenses totaled R$759 million in the quarter. It is worth noting that nominal growth was 3.2%, significantly below the inflation for the period, which was 11.3% (12-month IPCA). This was possible because of the initiatives for controlling costs, mainly, freight, expenses with personnel (productivity

30

improvement) and marketing reduction. In 1Q22 SG&A represented 19.5% of Net Revenue – an increase of 100 bps vs 1Q21.

The Equity Income totaled R$8 million in 1Q22, negatively affected by the increase in the allowance for doubtful accounts in the FIC, due to a macroeconomic environment with higher default levels.

As a result of the effects mentioned, GPA Brazil’s Adjusted EBITDA was R$321 million (-12.8% YoY) and Adjusted EBITDA Margin was 8.2%, with a reduction of 110 bps vs. 1Q21. With a greater focus on more profitable formats and our expansion and conversion plan, we expect a dilution of the fixed costs in the first quarters and, as a consequence, an evolution on our profitability margin.

31

GRUPO ÉXITO

R$ million, except when indicated	Grupo Éxito
	1Q22	1Q21	Δ
Gross Revenue	6,916	6,571	5.2%
Net Revenue	6,159	5,866	5.0%
Gross Profit	1,556	1,539	1.1%
Gross Margin	25.3%	26.2%	-90 bps
Selling, General, and Administrative Expenses	(1,131)	(1,105)	2.3%
% of Net Revenue	18.4%	18.8%	-40 bps
Equity Income	(24)	20	-219.9%
Adjusted EBITDA(1)	430	484	-11.1%
Adjusted EBITDA Margin(1)	7.0%	8.2%	-120 bps

(1) Profit before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

The Gross Profit of Grupo Éxito in 1Q22 totaled R$1.6 billion (+1.1% YoY) with 25.3% margin, a reduction of 90 bps vs. 1Q21 which refers to lower nonrecurrent real estate development and trading fees in 1Q22 vs. 1Q21.

The Selling, General and Administrative Expenses totaled R$1.1 billion in the 1Q22, an increase below the growth in sales, with a dilution of 40 bps to 18.4% of the net revenue.

Equity Income totaled a loss of R$24 million in 1Q22, which reflects the result of the 50% interest held in Puntos Colombia and in Tuya finance (both joint ventures with Bancolombia), due to a higher level of allowance for doubtful accounts.

The Adjusted EBITDA in 1Q22 totaled R$430 million, a reduction of 11.1% compared to 1Q21. The Adjusted EBITDA Margin reduced 120 bps compared to the same period of the previous year, reaching 7.0%, due to the impacts mentioned above.

In the shopping mall operation, the largest operator in Colombia, Viva Malls, reached an EBITDA margin of 35.9% in 1Q21, corresponding to 11.9% of the Consolidated EBITDA in Colombia in local currency.

32

OTHER OPERATING REVENUE (EXPENSES)

In the quarter, Other Revenue (Expenses) reached R$23 million. The result is mainly related to labor contingencies, expenses with restructuring and property and equipment assets.

FINANCIAL RESULT

FINANCIAL RESULT	Consolidated
(R$ Million)	1Q22	1Q21	Δ
Financial Revenue	127	40	219.3%
Financial Expenses	(312)	(129)	142.4%
Cost of Debt	(210)	(62)	240.0%
Cost of Receivables Discount	(12)	(0)	n.d.
Other financial expenses	(79)	(66)	19.6%
Net exchange variation	(11)	(1)	n.d.
Net Financial Revenue (Expenses)	(186)	(89)	108.2%
% of Net Revenue	-1.8%	-0.9%	-90 bps
Interest on lease liabilities	(118)	(116)	1.8%
Net Financial Revenue (Expenses) - Post IFRS 16	(304)	(205)	47.9%
% of Net Revenue - Post IFRS 16	-3.0%	-2.1%	-90 bps

GPA Consolidated's net financial result totaled an expense of R$304 million in the quarter, representing 3.0% of net revenue. Excluding interest on lease liabilities, it reached R$186 million in the quarter, equivalent to 1.8% of net revenue.

The main changes in the financial results in the quarter were:

•	Financial revenue: the increase to R$127 million in 1Q22 (vs. R$40 million in 1Q21), reflects:
○	Higher cash profitability due to the increase in interest rates for the period;
○	R$71 million, related to the adjustment for inflation for Extra Hiper assignment.

•	Financial expenses (including the cost of receivables discount): reached R$312 million in 1Q22 vs. R$129 million in 1Q21, due to a higher debt cost, as a consequence of the CDI increase for the period. In the receivable discount item, the amount for 2021 was allocated to discontinued operations, since most was derived from Hypermarket operations.

NET PROFIT - DISCONTINUED OPERATIONS

As informed on April 4, 2022, we completed the assignment of rights to exploit more than 40 commercial points to Assaí, and adding to the 20 assigned in the 4Q 2021, we ended 1Q22 with 60 assigned points, 86% of total. Hence, the net profit in the quarter from discontinued activities was R$1,510 million, where:

•	R$3.7 billion revenue from the sale of the 40 goodwill and transfer of 11 real estate properties;
•	R$954 million from write-off of assets;
•	R$494 million from project expenses, where:
o	R$136 million refer to the dismissal of employees;
o	R$94 million termination of agreements;
o	R$264 million other expenses related to the transaction (transaction-related costs, inventories, write-off of other balance sheet accounts related to stores and decommissioning);
•	R$229 million from expenses related to the operating result mainly of assigned stores and stores under conversion;
•	R$498 million from income tax expenses.
33

NET DEBT

INDEBTEDNESS	Consolidated
(R$ Million)	03/31/2022	03/31/2021
Short-Term Debt	(1,791)	(2,974)
Loans and Financing	(706)	(366)
Debentures	(1,085)	(2,608)
Long-Term Debt	(6,527)	(5,760)
Loans and Financing	(3,973)	(4,259)
Debentures	(2,554)	(1,501)
Total Gross Debt	(8,318)	(8,734)
Cash and Financial investments	3.610	3.891
Net Debt	(4,708)	(4,843)
Adjusted EBITDA(1)	2,230	2,798
On balance Credit Card Receivables not discounted	77	126
Net Debt incl. Credit Card Receivables not discounted	(4,631)	(4,717)
Net Debt incl. Credit Card Receivables not discounted /	-2.1x	-1.7x
Adjusted EBITDA(1)

(1) Adjusted EBITDA pre-IFRS 16, accumulated in the last 12 months

Net debt including the balance of unearned receivables reached R$-4.6 billion in consolidated GPA at the end of the quarter, stable regarding 1Q21. GPA maintains a low ratio of Net Debt/Adjusted EBITDA at -2.1x.

In the last 12 months, the group generated an operating cash flow of R$1.7 billion in the scope of continued activities. As to the discontinued scope, Extra Hiper stores and Drugstores, presented a positive variance of R$0.8 billion.

Evolution of the Pro-Forma net debt (R$ million)

34

INVESTMENTS

(R$ Million)	Consolidated
	1Q22	1Q21	Δ
New Stores and Land Acquisition	16	13	23.1%
Store Renovations, Conversions and Maintenance	118	97	21.8%
IT, Digital and Logistics	105	81	29.5%
Total Investments GPA Brazil	239	191	25.1%
Total Investments Grupo Éxito	87	140	-38.2%
Total Investments Consolidated	326	331	-1.7%

Capex totaled R$326 million in 1Q22, of which R$239 million in Brazil and R$87 million in Grupo Éxito. In Brazil, our focus remains on adjusting the Pão de Açúcar banner portfolio for our latest G7 model, in addition to continuous IT investments in our digital platform that provides new technologies. In Grupo Éxito, approximately 78% in local currency was allocated to expansion, innovation, omnichannel and digital transformation activities in the period, and the remaining portion to maintenance and support of operational structures, IT and logistics.

35

ESG AT GPA

Agenda with and for society and the environment

GPA BRAZIL

With our sustainability strategy and GPA’s activity pillars, the following are the highlights for 1Q22:

•	Social impact and promotion of opportunities:

We started the year with another group of students benefited by Prosperar, grant program (didactic materials, housing, transportation and food allowances) for young students that pass university entrance exams, but have no socio-economic capacity to bear the university costs. Since it began, Prosperar Program has supported 84 students in public management and business management courses at Fundação Getúlio Vargas (FGV) and Social Sciences and Consumption Sciences at Escola Superior de Propaganda e Marketing (ESPM). Currently, of those assisted by the program, 53% are women and 47% are Black.

•	Fight against climate change:

In addition to the initiatives to reduce scope 1 and 2 emissions (the company's own and indirect emissions from electricity purchased by the company), we provide options for our clients to have more sustainable attitudes, such as Pão de Açúcar-Unilever Recycling Stations, a partnership with Unilever since 2001. Currently, 101 stores have Recycling Stations to dispose of recyclable materials such as paper, glass, metal, cooking oil and plastic.  In 1Q22, we reached more than 5.5 tons of recyclable materials collected, on average, per station each month. Since the beginning of the Program, more than 129 thousand tons have been collected in partnership with 24 recyclable material collector association and partner companies.

•	Promotion of diversity and inclusion:

We continue progressing on gender equity, contributing to speed up development of our female employees, increasing their presence in leadership positions (today 36% of leadership positions are held by women – managing positions and above). In the last 3 years, we have trained more than 700 women in different positions (managers, coordinators, advisors, and analysts) with our women leadership development programs, and, in 2022, we will open 500 places, and will also have a specific class with 70 places for the Development Program totally focused on Black women.

•	Integrated management and transparency:

We closed 1Q22 with the publication of the Company’s Annual and Sustainability Report, a document that gathers the company’s main achievements of 2021 and transparency in our commitments, encompassing topics related to corporate governance, value chain, fight against climate change, valuing our people and social impact, in addition to our business strategies, digital platform, innovation and important transformations. The non-financial indicators in the Report were audited by KPMG, according to the CSR Program Casino methodology, which follows the legal and regulatory rules in France. The Report can be accessed through the IR website.

36

GRUPO ÉXITO

In the 1st quarter of 2022, we made significant progress as to the sustainability agenda. The following can be highlighted in the period:

•	Zero malnutrition:
o	23,960 children helped by the nutrition programs. A 3% increase compared to the same period in 2021, 40% of the target for the year (60,000).

•	Environment:
o	5,013 tons of recyclable materials collected by the operation. A 4% increase compared to the same period in 2021, 24% of the target for the year (21,000);
o	204 tons of post-consumption recyclable materials (collected from consumers), a 57% increase compared to 1Q21.

•	Governance and Transparency:
o	Acknowledgement as a company committed to Integrity, with an award from Anti-Corruption Institute.

•	Value Chain:
o	90.25% fruit and vegetables bought locally, virtually in line with the target for the year of 91%.

37

BREAKDOWN OF STORE CHANGES BY BANNER

In 1Q22, we concluded the process of closing Extras hypermarkets and drugstores, concluding the operation of 41 hypermarkets, leaving 31 stores under conversion or analysis, and closing 68 drugstores. In the same period, we opened 2 stores in the Minuto Pão de Açúcar format, continuing our expansion plan. In Grupo Éxito we closed 4 stores for conversion in Colombia and we closed another 14 stores (13 in Colombia and 1 in Uruguay) to optimize our portfolio.

	4Q21	1Q22
	Stores	Openings	Openings by conversion	Closing	Closing to conversion	Stores	Sales area ('000 sq. m.)
GPA Brazil	809	2	0	-110	0	701	704
Pão de Açúcar	181	0	0	0	0	181	233
Mercado Extra	146	0	0	0	0	146	163
Compre Bem	28	0	0	0	0	28	33
Mini Extra	141	0	0	0	0	141	35
Minuto Pão de Açúcar	99	2	0	-1	0	100	25
Gas Stations	74	0	0	0	0	74	58
Drugstores	68	0	0	-68	0	0	0
Extra Hiper	72	0	0	-41	0	0	0
Stores in Conversion / Analysis	0	0	0	0	0	31	157
Grupo Éxito	620	1	0	-14	-4	603	1,020
Colombia	503	1	0	-13	-4	487	824
Uruguay	92	0	0	-1	0	91	92
Argentina	25	0	0	0	0	25	104
Total Group	1,429	3	0	-124	-4	1,304	1,724

38

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ Million)	ASSETS
	Consolidated		GPA Brazil		Grupo Éxito

	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Current Assets	14,035	13,650	8,289	7,627	5,660	5,913
Cash and Marketable Securities	3,610	3,891	2,104	2,418	1,442	1,401
Accounts Receivable	756	596	325	279	426	312
Credit Card	75	82	74	86	-	-
Sales Vouchers and Trade Account Receivable	666	508	205	141	457	358
Allowance for Doubtful Accounts	(35)	(48)	(1)	(1)	(34)	(47)
Resulting from Commercial Agreements	50	54	47	53	3	1
Inventories	4,882	6,775	2,067	3,669	2,815	3,103
Recoverable Taxes	2,084	1,538	1,391	784	691	753
Noncurrent Assets for Sale	286	111	255	78	31	33
Credits with Related Parties - CP	1,794	-	1,794	-	-	-
Prepaid Expenses and Other Accounts Receivables	623	740	353	398	254	311
Noncurrent Assets	30,722	36,383	14,431	16,694	16,211	19,614
Long-Term Assets	5,559	4,749	5,347	4,476	239	288
Accounts Receivable	3	44	3	39	-	5
Credit Cards	3	44	3	39	-	5
Recoverable Taxes	2,039	2,930	2,039	2,930	-	-
Deferred Income Tax and Social Contribution	465	79	451	64	-	-
Amounts Receivable from Related Parties	1,631	219	1,572	138	102	110
Judicial Deposits	733	591	733	587	1	3
Prepaid Expenses and Others	688	888	549	718	137	170
Investments	1,233	1,316	798	785	435	531
Investment Properties	2,944	3,764	-	-	2,944	3,764
Property and Equipment	15,542	20,275	6,341	9,384	9,195	10,883
Intangible Assets	5,444	6,278	1,946	2,050	3,397	4,148
TOTAL ASSETS	44,757	50,034	22,719	24,322	21,871	25,527

39

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ Million)	LIABILITIES
	Consolidated		GPA Brazil		Grupo Éxito

	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Current Liabilities	12,670	15,727	5,750	8,398	6,770	7,162
Suppliers	6,487	7,763	2,243	3,376	4,220	4,367
Loans and Financing	716	366	199	22	517	343
Debentures	1,085	2,608	1,085	2,608	-	-
Lease Liability	876	947	537	564	338	382
Payroll and Related Charges	630	814	329	483	287	314
Taxes and Social Contribution Payable	815	737	517	359	296	376
Financing for Purchase of Fixed Assets	128	108	68	55	60	52
Debt with Related Parties	305	230	196	115	83	84
Advertisement	22	29	22	28	-	-
Provision for Restructuring	11	16	8	11	3	5
Unearned Revenue	249	260	44	36	125	133
Others	1,346	1,849	501	741	841	1,104
Long-Term Liabilities	15,287	17,123	11,533	12,560	3,750	4,561
Loans and Financing	3,979	4,264	3,073	2,967	907	1,297
Debentures	2,554	1,501	2,554	1,501	-	-
Lease Liability	5,194	7,453	3,400	5,412	1,792	2,041
Financing by purchasing assets	66	108	-	-	66	108
Related Parties	90	167	90	167	-	-
Deferred Income Tax and Social Contribution	862	1,038	6	93	855	944
Tax Installments	130	225	125	218	4	7
Provision for Contingencies	1,472	1,387	1,372	1,255	100	132
Unearned Revenue	62	18	62	18	-	-
Provision for loss on investment in Associates	642	676	642	676	-	-
Others	235	285	210	254	25	32
Shareholders' Equity	16,801	17,183	5,437	3,364	11,351	13,805
Attributed to controlling shareholders	14,283	14,007	5,437	3,364	8,834	10,629
Capital	5,859	5,650	5,859	5,650	-	-
Capital Reserves	297	270	297	270	-	-
Profit Reserves	8,463	6,250	(383)	(4,393)	9,620	10,435
Other Comprehensive Results	(336)	1,837	(336)	1,837	(786)	194
Minority Interest	2,518	3,176	-	-	2,517	3,176
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	44,757	50,034	22,719	24,322	21,871	25,527

40

INCOME STATEMENT – 1st QUARTER OF 2022

R$ Million	Consolidated(1)			GPA Brazil			Grupo Éxito
	1Q22	1Q21	Δ	1Q22	1Q21	Δ	1Q22	1Q21	Δ
Gross Revenue	11,105	10,836	2.5%	4,171	4,249	-1.8%	6,916	6,571	5.2%
Net Revenue	10,069	9,844	2.3%	3,893	3,965	-1.8%	6,159	5,866	5.0%
Cost of Goods Sold	(7,414)	(7,177)	3.3%	(2,840)	(2,877)	-1.3%	(4,574)	(4,297)	6.5%
Depreciation (Logistics)	(47)	(54)	-14.0%	(18)	(24)	-26.0%	(29)	(30)	-4.4%
Gross Profit	2,608	2,613	-0.2%	1,035	1,064	-2.7%	1,556	1,539	1.1%
Selling Expenses	(1,494)	(1,444)	3.5%	(622)	(590)	5.5%	(863)	(825)	4.6%
General and Administrative Expenses	(420)	(464)	-9.4%	(139)	(166)	-15.9%	(268)	(280)	-4.4%
Selling, General and Adm. Expenses	(1,914)	(1,907)	0.4%	(761)	(755)	0.8%	(1,131)	(1,105)	2.3%
Equity Income(2)	(86)	(14)	502.1%	8	15	-47.1%	(24)	20	-219.9%
Other Operating Revenue (Expenses)	(23)	(54)	-58.3%	(20)	(38)	-46.2%	(1)	(16)	-93.1%
Depreciation and Amortization	(409)	(409)	-0.1%	(219)	(207)	5.6%	(185)	(199)	-7.4%
Earnings before interest and Taxes - EBIT	177	228	-22.3%	42	78	-46.4%	216	238	-9.5%
Financial Revenue	171	82	107.8%	106	27	291.3%	63	55	14.9%
Financial Expenses	(474)	(288)	64.9%	(343)	(161)	112.3%	(129)	(125)	2.9%
Net Financial Result	(304)	(206)	47.7%	(237)	(134)	76.1%	(66)	(71)	-6.4%
Income (Loss) Before Income Tax	(127)	22	-674.7%	(195)	(56)	245.9%	150	168	-10.7%
Income Tax	42	96	-55.8%	129	128	1.2%	(86)	(40)	113.9%
Net Income (Loss) Company - continuing operations	(85)	118	-172.0%	(66)	71	-192.3%	63	127	-50.3%
Net Result from discontinued operations	1,510	10	n.d.	1,510	10	n.d.	-	(0)	-100.0%
Net Income (Loss) - Consolidated Company	1,425	127	n.d.	1,444	81	n.d.	63	127	-50.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	(111)	103	-208.2%	(66)	71	-192.3%	37	110	-66.4%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	1,510	10	n.d.	1,510	10	n.d.	-	(0)	-100.0%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1,399	112	n.d.	1,444	81	n.d.	37	110	-66.4%
Minority Interest - Non-controlling - continuing operations	26	15	76.1%	-	-	-	26	17	51.0%
Minority Interest - Non-controlling - discontinued operations	-	(0)	-100.0%	-	-	-	-	(0)	-100.0%
Minority Interest - Non-controlling - Consolidated	26	15	76.1%	-	-	-	26	17	51.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	632	691	-8.5%	279	310	-9.9%	429	468	-8.2%
Adjusted EBITDA(4)	655	745	-12.2%	299	348	-13.9%	430	484	-11.1%

% of Net Revenue	Consolidated(1)		GPA Brazil		Grupo Éxito
	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21
Gross Profit	25.9%	26.5%	26.6%	26.8%	25.3%	26.2%
Selling Expenses	-14.8%	-14.7%	-16.0%	-14.9%	-14.0%	-14.1%
General and Administrative Expenses	-4.2%	-4.7%	-3.6%	-4.2%	-4.3%	-4.8%
Selling, General and Adm. Expenses	-19.0%	-19.4%	-19.6%	-19.0%	-18.4%	-18.8%
Equity Income(2)	-0.9%	-0.1%	0.2%	0.4%	-0.4%	0.3%
Other Operating Revenue (Expenses)	-0.2%	-0.6%	-0.5%	-1.0%	0.0%	-0.3%
Depreciation and Amortization	-4.1%	-4.2%	-5.6%	-5.2%	-3.0%	-3.4%
Earnings before interest and Taxes - EBIT	1.8%	2.3%	1.1%	2.0%	3.5%	4.1%
Net Financial Result	-3.0%	-2.1%	-6.1%	-3.4%	-1.1%	-1.2%
Income (Loss) Before Income Tax	-1.3%	0.2%	-5.0%	-1.4%	2.4%	2.9%
Income Tax	0.4%	1.0%	3.3%	3.2%	-1.4%	-0.7%
Net Income (Loss) Company - continuing operations	-0.8%	1.2%	-1.7%	1.8%	1.0%	2.2%
Net Income (Loss) - Consolidated Company	14.2%	1.3%	37.1%	2.0%	1.0%	2.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	-1.1%	1.0%	-1.7%	1.8%	0.6%	1.9%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	13.9%	1.1%	37.1%	2.0%	0.6%	1.9%
Minority Interest - Non-controlling - continuing operations	0.3%	0.2%	0.0%	0.0%	0.4%	0.3%
Minority Interest - Non-controlling - Consolidated	0.3%	0.2%	0.0%	0.0%	0.4%	0.3%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	6.3%	7.0%	7.2%	7.8%	7.0%	8.0%
Adjusted EBITDA(4)	6.5%	7.6%	7.7%	8.8%	7.0%	8.2%

(1) Consolidated considering the result of other supplementary businesses
(2) Equity income includes the CDiscount’s results in the Consolidated figures
(3) Net profit after minority interest - non-controlling
(4) Adjusted by Other Operating Revenue (Expenses)

41

CASH FLOW – CONSOLIDATED(*)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	03/31/2022	03/31/2021
Net Income (Loss) for the period	1,425	127
Deferred income tax	156	(114)
Loss (gain) on disposal of fixed and intangible assets	(2,753)	32
Depreciation and amortization	488	548
Interests and exchange variation	427	246
Equity Income	86	14
Provision for contingencies	48	3
Provision for write-offs and losses	(4)	-
Share-Based Compensation	6	7
Allowance for doubtful accounts	14	18
Provision for obsolescence/breakage	(32)	(19)
Appropriable revenue	(106)	(91)
Gain on sale of subsidiary	1	-
Loss (gain) on write-off of lease liabilities	(39)	(21)
Asset (Increase) decreases
Accounts receivable	21	51
Inventories	151	(151)
Taxes recoverable	(8)	(343)
Other Assets	(60)	(99)
Related parties	(146)	(48)
Restricted deposits for legal proceeding	(8)	(29)
Liability (Increase) decrease
Suppliers	(3,170)	(3,766)
Payroll and charges	(148)	(95)
Taxes and Social contributions payable	299	168
Other Accounts Payable	(312)	158
Contingencies	(44)	(24)
Deferred revenue	(15)	47
Taxes and Social contributions paid	(98)	(117)
Net cash generated from (used) in operating activities	(3,821)	(3,498)
Acquisition of property and equipment	(281)	(270)
Increase Intangible assets	(45)	(61)
Sales of property and equipment	924	11
Acquisition of property for investment	(7)	(93)
Net cash flow investment activities	591	(413)
Cash flow from financing activities
Funding and refinancing	328	1,015
Payments of loans and financing	(1,143)	(1,528)
Dividend Payment	(35)	(36)
Company acquisition	(3)	-
Resources obtained from the offering of shares and non-controlling shareholders	-	7
Transactions with minorities	-	(2)
Lease liability payments	(400)	(430)
Net cash generated from (used) in financing activities	(1,253)	(974)
Monetary variation over cash and cash equivalents	(181)	65
Increase (decrease) in cash and cash equivalents	(4,664)	(4,820)
Cash and cash equivalents at the beginning of the year	8,274	8,711
Cash and cash equivalents at the end of the year	3,610	3,891
Change in cash and cash equivalents	(4,664)	(4,820)

42

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ Million)	Breakdown of Net Sales by Business
	1Q22	1Q21	Δ
Pão de Açúcar	1,710	1,734	-1.4%
Mercado Extra / Compre Bem	1,251	1,244	0.6%
Proximity(1)	537	497	8.1%
Gas Stations	362	442	-18.1%
Other Business(2)	32	48	-32.7%
GPA Brazil ex hyper and drugstores	3,893	3,965	-1.8%
Extra Hiper	487	2,519	-80.7%
Drugstores	2	50	-95.9%
Other Discontinued Business(3)	17	40	-58.1%
GPA Brazil	4,399	6,574	-33.1%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar, and Aliados

(2) Revenue from lease of commercial centers

(3) Revenue from lease of commercial centers of discontinued operations

43

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra", “Minimercado Extra”, and the neighborhood shopping mall brand “Conviva”. Regarding the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (‘’B3’’)) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

As part of the Retail reportable segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate in the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable banners, Management decided to discontinue the operation of stores with the Extra Hiper banner.

According to material facts published on October 14, 2021 and December 16, 2021, was approved by the Board of Directors of the Company and Sendas Distribuidora S.A. (“Assai”), counting only on the vote of the independent directors, the terms and conditions of the definitive agreement for the assignment of exploration rights of 70 commercial rights between the Company and Sendas, located in several states, involving own properties and those leased from third parties.

The transaction is being carried out as follows: (i) transfer of the commercial rights of 70 stores to Sendas for the amount of R$3.973 billion and (ii) future sale of 17 properties to a real estate fund Barzel Properties, with guarantee and subsequent lease by Sendas for 25 year, renewable for an additional 15 years, in the amount of R$1.2 billion, according to the agreement entered into on February 25, 2022. The amounts received by the Company until March 31, 2022 totaled R$1 billion in the fourth quarter of 2021 and R$850 in the first quarter of 2022, the remaining amounts of the transaction will be received as follows: R$1.4 billion in 2022, R$1.2 billion in 2023 and R$700 million in January 2024 readjusted by CDI +1.2%.

Also, in addition to this transaction, of the 33 remaining Extra Hiper stores, the Company decided to convert 25 commercial rights to other more profitable banners (Pão de Açúcar and Mercado Extra) and to close, or sale to third parties, of 8 stores.

Due to the transaction involving the sale of commercial rights and properties to Sendas and the conversion of stores, in the fourth quarter of 2021 the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner and, until December 31, 2021, the transaction was partially implemented, with the discontinuation of 31 commercial rights and the effective transfer to Assai of 20 of these commercial rights, of which 6 are owned by the Company.

44

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

The operations of the other Extra Hiper stores representing the remaining 50 commercial rights, including 11 owned properties, were discontinued in first quarter of 2022, and another 40 properties and commercial rights were delivered to Sendas in this period, the delivery of the remaining 10 properties is scheduled for the second quarter of 2022. The assets and liabilities related to these stores (substantially property, plant and equipment, right of use and corresponding liabilities and intangible assets) were classified as assets held for sale.

On December 31, 2021, Management evaluated the transaction in light of IFRS5/CPC31 - “Non-Current Assets Held for Sale and Discontinued Operation” and concluded that the discontinuation of 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment, with subsequent sale of non-operating assets (fixed assets, right of use and commercial rights) to Sendas.

On December 31, 2021, the Company partially abandoned the stores (21% of gross revenue from the Extra Hiper business line) and concluded that there was no substantial abandonment of the hypermarkets business line, since, according to IFRS5/CPC31, an abandoned operation should be considered discontinued when it is substantially completed, which occurred in the first quarter of 2022, with the abandonment and delivery of 86% of the total stores to Sendas. Therefore, in the first quarter of 2022, the net gain on disposal of assets and the result of the hypermarket business line are being presented as a discontinued operation (Extra Hiper business line), as well as the comparative periods are being restated, in a single line in the income statement, as provided for in IFRS5/CPC31.

In the first quarter of 2022, the Company recorded revenue in the amount of R$3.685 billion, besides to asset write-offs corresponding to the amount of R$954 and expenses of R$494 (R$136 related to dismissal of employees, R$94 cancellation of contracts and R$264 other expenses related to the transaction – costs related to transaction, write-off of balances from other accounts related to stores and demobilization), generating the net result of the transaction in the amount of R$2,237 recorded in the result of Discontinued Operations (Note 32).

2.	Basis of preparation

The individual and consolidated interim financial information was prepared in accordance with IAS 34 - "Interim Financial Reporting", issued by the International Accounting Standards Board ("IASB") and with Technical Pronouncement CPC 21 (R1) - "Interim Financial Reporting" and presented in accordance with the rules approved and issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Quarterly Information - ITR.

The individual and consolidated interim financial information have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the three months period ended on March 31, 2022 were approved by the Board of Directors on May 4, 2022.

The income statement for the year and the statement of added value and the explanatory notes related to the income for the three months period ended March 31, 2021 are being restated due to the discontinuity of the business of Extra Hiper stores and the sale of assets to Sendas, note 1.1, considering the effects of such transaction in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

45

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The consolidated interim financial information include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

The interim financial information of the subsidiaries are prepared on the same closing date of the Company's years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from operations between Group companies are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are recorded directly in equity.

In the individual interim financial information, interests are calculated considering the percentage held by Company on its subsidiaries. In the interim financial information, the Company fully consolidates all of its subsidiaries, maintaining the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3.	Significant accounting policies

The main accounting policies and practices adopted by the Company in the preparation of individual and consolidated accounting and interim information are consistent with those adopted and disclosed in Note 3 and in each accompanying note corresponding to the financial statements for the year ended December 31, 2021 , approved on February 23, 2022 and therefore should be read together.

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and published standards effective from 2021
4.1.	New and revised standards and interpretations already issued and not yet in force

The Company did not early adopt the following new and revised IFRSs, already issued and not yet effective:

Pronouncement	Description	I Applicable to annual periods starting in or after
Changes in IAS 1	Classification of liabilities as current or non-current and materiality concept	01/01/2023
Changes in IAS 8	Definition of accounting estimates	01/01/2023
Changes in CPC 36 (R3) - Consolidated Financial Statements and IAS 28 (CPC 18 (R2))	Sale or contribution of assets between an investor and your affiliate or Joint Venture	The effective date has not yet been set. by the IASB
CPC 27 – Fixed Assets	Resources before Intended Use	01/01/2022
CPC 15 – (R1)	Reference to the Conceptual Framework	01/01/2022

No significant impacts on the Company's individual and consolidated interim financial statements are expected as a result of these changes.

46

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the quarter ended March 31, 2022 were the same adopted in the annual financial statements for 2021, disclosed in Note 5.

6.	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2021, in note 6.

		Parent Company		Consolidated
	Rate	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Cash and banks – Brazil		50	90	59	100
Cash and banks – Abroad	(*)	330	84	1,762	3,481
Short-term investments – Brazil	(**)	1,663	4,488	1,765	4,598
Short-term investments – Abroad	(***)	-	-	24	95
		2,043	4,662	3,610	8,274

(*) As of March 31, 2022. Refers to (i) funds from the Éxito Group, of which R$70 in Argentine pesos, R$340 in Uruguayan pesos and R$1,008 in Colombian pesos (R$126 in Argentine pesos, R$366 in Uruguayan pesos and R$2,905 in Colombian pesos on December 31, 2021); (ii) resources of the Company and its subsidiaries invested abroad, in US dollars in the amount of R$71 (R$ 84 on December 31, 2021) and in Colombian pesos in the amount of R$273.

(**) Financial investments, on March 31, 2021, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 98.42% (93.51% on December 31, 2021) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, on March 31, 2022, in local currency equivalent to R$23 in Uruguay and R$1 in Colombia (R$1 in Uruguay and R$94 in Colombia on December 31, 2021).

47

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

7.	Trade receivables

Detailed information on accounts receivable was presented in the annual financial statements for 2021, in Note 7.

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Credit card companies	60	63	63	65
Credit card companies - related parties (note 11.2)	14	14	14	15
Sales vouchers and trade receivables	163	135	619	655
Private label credit card	19	40	30	53
Receivables from related parties (note 11.2)	20	16	18	13
Receivables from suppliers	47	63	50	66
Allowance for doubtful accounts (note 7.1)	(1)	-	(35)	(35)
	322	331	759	832

Current	319	330	756	831
Noncurrent	3	1	3	1

7.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

At the beginning of the period	-	(1)	(35)	(43)
Allowance booked for the period	(1)	-	(12)	(15)
Write-offs of receivables	-	-	9	11
Foreign currency translation adjustment	-	-	3	(1)
At the end of the period	-	(1)	(35)	(48)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

03.31.2022	794	653	97	31	10	3
12.31.2021	867	729	110	17	9	2

48

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

8.      Other receivables

Detailed information on other accounts receivable was presented in the 2021 annual financial statements, in Note 8.

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Accounts receivable from insurers	5	5	5	5
Receivable from sale of subsidiaries	77	79	77	79
Lease receivables	43	63	136	179
Accounts receivable - Via Varejo (*)	293	298	293	298
Sale of real estate properties	48	54	50	55
Sale of real estate developments	-	-	119	93
Other	98	104	152	158
Allowance for doubtful accounts on other receivables (note 8.1)	(17)	(15)	(17)	(15)
	547	588	815	852
Current	85	98	275	294
Noncurrent	462	490	540	558

(*) Amounts receivable from Via Varejo S.A. (“Via Varejo”), subsidiary sold in 2019.The amount of R$293 includes the amount of R$231 corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via Varejo, after the final and unappealable process, referring to the period of 2007 and 2010.

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	03.31.2021

At the beginning of the Period	(15)	(11)	(15)	(11)
Losses recorded in the period	(2)	(3)	(2)	(3)
At the end of the Period	(17)	(14)	(17)	(14)

49

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

9.	Inventories

Detailed information on inventories was presented in the annual financial statements for 2021, in explanatory note Note 9.

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	03.31.2021

Stores	1,218	1,582	1,293	1,646
Distribution centers	779	728	820	773
Inventories – Èxito Group	-	-	2,823	2,884
Real Estate Inventory – Èxito Group	-	-	9	50
Allowance for losses on inventory obsolescence and damages (note nº9.1)	(45)	(78)	(63)	(96)
	1,952	2,232	4,882	5,257
9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	03.31.2021

At the beginning of the Period	(77)	(41)	(96)	(72)
Additions	(34)	(3)	(34)	(3)
Write-offs / reversal	66	16	66	22
Foreign currency translation adjustment	-	-	1	(1)
At the end of the Period	(45)	(28)	(63)	(54)

50

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

10.	Recoverable taxes

Detailed information on recoverable taxes was presented in the annual financial statements for 2021, in note 10.

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

State VAT tax credits - ICMS (note 10.1)	785	911	793	920
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,039	2,022	2,081	2,062
Social Security Contribution – INSS (Note 10.3)	303	297	306	300
Income tax and social contribution prepayments (*)	201	200	718	672
Other	22	16	29	23
Other recoverable taxes – Éxito Group IVA	17	1	196	176
Total	3,367	3,447	4,123	4,153

Current	1,365	1,048	2,084	1,743
Noncurrent	2,002	2,399	2,039	2,410

(*) Includes Éxito’s amount of R$513 (R$460 on December 31, 2021).

10.1.	Schedule of expected realization of ICMS
	Parent Company	Consolidated
In
Up to one year	426	427
From 1 to 2 years	250	258
From 2 to 3 years	26	26
From 3 to 4 years	26	26
From 4 to 5 years	11	11
More than 5 years	46	45
	785	793

Regarding credits that cannot be immediately offset, the Company's Management, based on a technical recovery study, which was prepared considering the future expectation of growth and consequent offsetting with debts arising from its operations, understands that viable future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the plan established annually, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered. As of March 31, 2022, no modifications to the previously prepared plans were necessary.

51

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

10.2	Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

	Parent Company	Consolidated

Up to one year	623	639
From 1 to 2 years	679	705
From 2 to 3 years	568	568
From 3 to 4 years	169	169
	2,039	2,081

10.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$163, on March 31, 2022 (R$161, on December 31, 2021).

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan – Note 24		Total
	03.31.2022	03.31.2021	03.31.2022	03.31.2021	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Board of directors (*)	3,577	4,190	-	-	1,673	1,464	5,250	5,654
Executive officers	2,210	10,129	-	2,040	745	1,586	2,955	13,755
Fiscal Council	108	108	-	-	-	-	108	108
	5,895	14,427	-	2,040	2,418	3,050	8,313	19,517

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

52

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

11.2.	Balances and transactions with related parties

Detailed information on Related Parties was presented in the annual financial statements for 2021, in Note 11.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	03.31.2021

Controlling shareholders:
Casino	-	-	-	-	-	-	-	1	(7)	(13)
Euris	-	-	-	-	-	-	1	1	(1)	(1)
Wilkes	-	-	-	-	-	-	2	2	(2)	-
Subsidiaries:
Éxito	-	-	-	-	-	-	-	-	4	3
Novasoc Comercial	-	-	47	57	-	-	1	1	1	-
SCB Distribuição e Comércio	2	3	22	18	1	2	-	-	18	5
Stix Fidelidade	-	-	23	21	16	21	11	7	(40)	(28)
Cheftime	-	-	46	44	-	-	1	1	1	-
James Intermediação	-	-	34	36	1	1	7	8	(3)	(11)
GPA M&P	-	-	-	-	-	-	11	13	-	(1)
GPA Logistica	-	-	112	110	1	2	80	78	2	-
Others	-	-	1	1	-	-	-	-	-	-
Associates
FIC	14	14	26	34	3	8	-	-	9	12
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”)	-	-	-	-	-	-	218	269	(23)	(14)
Sendas Distribuidora	7	2	3.296	370	15	15	91	103	3.777	9
Casino Group	11	11	1	-	-	-	-	-	-	(2)
Others	-	-	1	1	-	-	-	-	-	-
Total	34	30	3.609	692	37	49	423	484	3.736	(41)

53

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	03.31.2021

Controlling shareholders
Casino	-	-	-	-	-	-	-	1	(7)	(13)
Euris	-	-	-	-	-	-	1	1	(1)	(2)
Wilkes	-	-	-	-	-	-	2	2	(2)	-
Associates
FIC	14	14	26	35	3	8	-	-	9	12
Puntos Colombia	-	-	35	42	-	-	54	58	(29)	(28)
Tuya	-	-	54	57	-	-	-	-	37	6
Other related parties
Greenyellow	-	-	-	-	-	-	229	283	(37)	(24)
Sendas Distribuidora	7	2	3.296	370	15	15	91	103	3.777	9
Casino Group	11	12	13	12	-	-	19	19	(6)	(9)
Others	-	-	1	1	-	-	-	-	-	-
Total	32	28	3.425	517	18	23	396	467	3.741	(49)

54

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

12.	Investments

12.1 Composition of investments.

	Parent company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Investments	9,981	11,059	1,232	1,254
Provision for investment losses	(658)	(703)	(641)	(689)

Investment	9,323	10,356	591	565

The provision for investment losses comprises R$642 related to Cnova N.V and R$16 on investment in Cheftime as of March 31, 2022 (R$689 on investment in Cnova N.V. and R$14 on investment in Cheftime as of December 31, 2021).

12.2 Investment movement.

	Parent company
	03.31.2022			03.31.2021
	Éxito	Outros	Total	Éxito	Outros	Total

At the beginning of the Period	9,427	929	10,356	10,479	490	10,969
Equity	53	(75)	(22)	104	(59)	45
Dividends and interest on equity	(276)	-	(276)	(246)	-	(246)
Capital increase	-	22	22	-	56	56
Capital increase with fixed assets	-	-	-	-	13	13
Transfer of participation (*)	-	-	-	(521)	521	-
Spin-off gas station	-	-	-	-	5	5
Investment write-off	-	(1)	(1)	-	-	-
Other transactions	-	-	-	(2)	-	(2)
Equivalence over other comprehensive income	(827)	71	(756)	291	(25)	266
In the end of the period	8,377	946	9,323	10,105	1,001	11,106

(*) Transfer of 5% interest in the capital of subsidiary Éxito to subsidiary GPA 2.

	Consolidated
	03.31.2022	03.31.2021

At the beginning of the period	565	659
Equity - continued	(86)	(14)
Equivalence over other comprehensive income	80	(26)
Capital increase	32	21
In the end of the period	591	640

55

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

On March 24, 2022, the proposal to distribute the results of Grupo Éxito in the amount of 487 billion Colombian pesos was approved, of which 237 billion Colombian pesos were paid on March 31, 2022 and the remaining amount of 250 billion of Colombian pesos (equivalent to R$315 as of March 31, 2022) will be allocated to the share buyback program of Grupo Éxito. The allocation of 147 billion Colombian pesos (equivalent to R$186 as of March 31, 2022) from the expansion reserve, corresponding to 2020 profit, was also approved for the share buyback program of Grupo Éxito.

13.	Investment properties

The information regarding Investment properties did not undergo significant changes and was disclosed in the annual financial statements for 2021, in Note 13.

	Consolidated
	Balance at 12.31.2021	Additi-ons	Depreciation	Write-off	Foreign Currency Translation adjustment	Transfers (*)	Balance at 03.31.2022

Land	759	-	-	1	(112)	-	648
Buildings	2.455	-	(13)	2	(208)	11	2.247
Construction in progress	40	7	-	-	(3)	5	49
Total	3.254	7	(13)	3	(323)	16	2.944

(*) Transfers from fixed assets

	Consolidated
	Balance at 12.31.2020	Additi-ons	Depreciation	Foreign Currency Translation adjustment	Transfers	Balance at 03.31.2021

Land	762	-	-	21	19	802
Buildings	2.859	92	(17)	83	(75)	2.942
Construction in progress	18	1	-	1	-	20
Total	3.639	93	(17)	105	(56)	3.764

(*) Transfers to fixed assets

	Consolidated
	Balance at 03.31.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	648	-	648	759	-	759
Buildings	2.421	(174)	2.247	2.607	(152)	2.455
Construction in progress	49	-	49	40	-	40
Total	3.118	(174)	2.944	3.406	(152)	3.254

56

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

14.	Property and equipment

Detailed information on fixed assets was presented in the annual financial statements for 2021, in note 14.

	Balance at 12.31.2021	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 03.31.2022

Land	398	-	-	-	(3)	-	395
Buildings	430	4	-	(4)	(9)	-	421
Leasehold improvements	1,230	14	-	(38)	-	11	1,217
Machinery and equipment	732	20	-	(35)	-	52	769
Facilities	116	3	-	(5)	(2)	-	112
Furniture and fixtures	300	7	-	(12)	(27)	(5)	263
Construction in progress	101	85	-	-	-	(111)	75
Others	24	2	-	(2)	(3)	-	21
Total	3,331	135	-	(96)	(44)	(53)	3,273

Lease – right of use:
Buildings	2,736	55	143	(104)	(22)	-	2,808
	2,736	55	143	(104)	(22)	-	2,808
Total	6,067	190	143	(200)	(66)	(53)	6,081

(*) R$53 are transfers to intangibles.

	Balance at 12.31.2020	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Incorpo-ration	Balance at 03.31.2021

Land	586	-	-	-	-	-	-	586
Buildings	743	1	-	(8)	(6)	-	-	730
Leasehold improvements	1,867	19	-	(56)	(1)	42	-	1,871
Machinery and equipment	925	20	-	(42)	-	19	-	922
Facilities	203	-	-	(8)	-	3	-	198
Furniture and fixtures	359	8	-	(16)	-	6	-	357
Construction in progress	108	90	-	-	-	(101)	(11)	86
Others	28	2	-	(2)	-	2	-	30
Total	4,819	140	-	(132)	(7)	(29)	(11)	4,780

Lease – right of use:
Buildings	4,282	-	162	(119)	-	-	-	4,325
	4,282	-	162	(119)	-	-	-	4,325
Total	9,101	140	162	(251)	(7)	(29)	(11)	9,105

(*) Of this amount, the main effects are R$19 for intangibles and R$13 of capital increase with fixed assets (see Note 12.2).

57

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 03.31.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	395	-	395	398	-	398
Buildings	783	(362)	421	788	(358)	430
Leasehold improvements	2,686	(1,469)	1,217	2,691	(1,461)	1,230
Machinery and equipment	2,141	(1,372)	769	2,205	(1,473)	732
Facilities	359	(247)	112	359	(243)	116
Furniture and fixtures	783	(520)	263	873	(573)	300
Construction in progress	75	-	75	101	-	101
Others	113	(92)	21	127	(103)	24
Total	7,335	(4,062)	3,273	7,542	(4,211)	3,331

Lease – right of use:
Buildings	5,475	(2,667)	2,808	6,020	(3,284)	2,736
Equipment	37	(37)	-	37	(37)	-
	5,512	(2,704)	2,808	6,057	(3,321)	2,736
Total	12,847	(6,766)	6,081	13,599	(7,532)	6,067

58

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 03.31.2022

Land	3,125	3	-	-	(3)	2	(208)	2,919
Buildings	4,008	8	-	(32)	(9)	(1)	(320)	3,654
Leasehold improvements	1,809	21	-	(52)	(1)	12	(30)	1,759
Machinery and equipment	1,616	37	-	(77)	(3)	51	(64)	1,560
Facilities	197	4	-	(8)	(2)	1	(4)	188
Furniture and fixtures	614	16	-	(32)	(28)	(6)	(22)	542
Construction in progress	171	98	-	-	-	(130)	(4)	135
Other	33	2	-	(3)	(3)	-	(1)	28
Total	11,573	189	-	(204)	(49)	(71)	(653)	10,785

Lease – right of use:
Buildings	4,728	97	275	(190)	(31)	-	(157)	4,722
Equipment	38	-	-	(4)	-	-	(3)	31
Land	5	-	-	-	-	-	-	5
	4,771	97	275	(194)	(31)	-	(160)	4,758
Total	16,344	286	275	(398)	(80)	(71)	(813)	15,543

(*) R$54 are transfers to intangibles and R$16 to investment properties.

59

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Balance at 12.31.2020	Additions	Remeasure-ment	Depreciation	Write-offs	Incorporation	Transfers (*)	Foreign Currency translation adjustment	Balance at 03.31.2021

Land	3,540	2	-	-	-	1	(19)	91	3,615
Buildings	4,414	36	-	(37)	(7)	-	30	106	4,542
Leasehold improvements	2,412	19	-	(71)	(7)	4	92	15	2,464
Machinery and equipment	1,769	25	-	(88)	(4)	1	167	20	1,890
Facilities	283	5	-	(12)	-	-	4	4	284
Furniture and fixtures	706	8	-	(38)	(3)	-	6	8	687
Construction in progress	213	296	-	-	-	(9)	(314)	4	190
Other	34	2	-	(3)	-	-	3	-	36
Total	13,371	393	-	(249)	(21)	(3)	(31)	248	13,708

Lease – right of use:
Buildings	6,465	10	226	(212)	(21)	-	-	50	6,518
Equipment	49	-	-	(4)	(1)	-	-	1	45
Land	3	1	-	-	-	-	-	-	4
	6,517	11	226	(216)	(22)	-	-	51	6,567
Total	19,888	404	226	(465)	(43)	(3)	(31)	299	20,275

(*) Of this amount, the main effects are R$31 for intangibles and R$56 for investment properties.

60

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 03.31.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated

Land	2,919	-	2,919	3,125	-	3,125
Buildings	4,413	(759)	3,654	4,751	(743)	4,008
Leasehold improvements	3,688	(1,929)	1,759	3,749	(1,940)	1,809
Machinery and equipment	3,999	(2,439)	1,560	4,201	(2,585)	1,616
Facilities	544	(356)	188	554	(357)	197
Furniture and fixtures	1,657	(1,115)	542	1,810	(1,196)	614
Construction in progress	135	-	135	171	-	171
Other	147	(119)	28	163	(130)	33
	17,502	(6,717)	10,785	18,524	(6,951)	11,573

Lease – right of use:
Equipment	8,166	(3,444)	4,722	8,774	(4,046)	4,728
Equipment	94	(63)	31	101	(63)	38
Land	8	(3)	5	9	(4)	5
	8,268	(3,510)	4,758	8,884	(4,113)	4,771
Total	25,770	(10,227)	15,543	27,408	(11,064)	16,344

14.1       Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2022	12.31.2021	12.31.2022	12.31.2021

Additions	190	140	286	404
Lease	(55)	-	(97)	(11)
Capitalized borrowing costs	(5)	(1)	(4)	(1)
Property and equipment financing - Additions	(119)	(116)	(208)	(448)
Property and equipment financing - Payments	187	117	304	326
Total	198	140	281	270

14.2       Other information

At March 31, 2022, the Company and its subsidiaries recorded in the cost of sales the amount of R$18 in the parent company (R$24 at March 31, 2021) and R$46 in consolidated (R$55 at March 31, 2021) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

14.3       Fixed Asset Impairment Test

Fixed assets were subject to impairment tests on December 31, 2021, according to the method described in Note 14 Property, plant and equipment to the financial statements as of December 31, 2021.

The Company monitored the plan used to assess impairment on December 31, 2021 and there were no significant deviations that could denote indications of loss or need for a new assessment on March 31, 2022.

61

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

15.	Intangible assets

Detailed information on intangible assets was presented in the annual financial statements for 2021, in Note 15.

	Parent Company
	Balance at 12.31.2021	Additions	Amortization	Write-off	Transfers	Balance at 03.31.2022

Goodwill	502	-	-	-	-	502
Commercial rights	47	-	(3)	-	2	46
Software and implementation	945	36	(49)	(22)	55	965
	1,494	36	(52)	(22)	57	1,513
Lease-right of use:
Right of use Paes Mendonça	414	-	(10)	-	(4)	400
Software	27	-	(1)	-	-	26
	441	-	(11)	-	(4)	426
Total	1,935	36	(63)	(22)	53	1,939

	Parent Company
	Saldo 12.31.2020	Additions	Amortizations	Write-off	Transfers	Balance at 31.03.2021

Goodwill	502	-	-	-	-	502
Commercial rights	47	-	1	-	-	48
Software and implementation	888	44	(42)	-	19	909
	1,437	44	(41)	-	19	1,459
Lease-right of use:
Right of use Paes Mendonça	567	-	(12)	-	-	555
Software	36	-	(6)	-	-	30
	603	-	(18)	-	-	585
Total	2,040	44	(59)	-	19	2,044

	Parent Company
	Balance at 03.31.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	1,360	(858)	502	1,360	(858)	502
Commercial rights (note 15.2)	46	-	46	47	-	47
Software and implementation	1,811	(846)	965	1,743	(798)	945
	3,217	(1,704)	1,513	3,150	(1,656)	1,494
Lease-right of use:
Right of use Paes Mendonça (*)	546	(146)	400	546	(132)	414
Software	169	(143)	26	169	(142)	27
	715	(289)	426	715	(274)	441
Total	3,932	(1,993)	1,939	3,865	(1,930)	1,935

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

62

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021	Additions	Amortization	Write-off	Foreign currency translation adjustment	Transfers	Balance at 03.31.2022

Goodwill	729	-	-	-	(15)	-	714
Tradename	3,385	-	-	-	(283)	-	3,102
Comercial rights	51	-	(3)	-	-	3	51
Contractual rights	3	-	-	-	-	-	3
Software	1,144	45	(63)	(22)	(10)	54	1,148
	5,312	45	(66)	(22)	(308)	57	5,018
Lease-right of use:
Right of use Paes Mendonça	413	-	(10)	-	-	(3)	400
Software	28	-	(1)	-	-	-	27
	441	-	(11)	-	-	(3)	427
Total	5,753	45	(77)	(22)	(308)	54	5,445

63

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 31.12.2020	Additions	Amortization	Foreign currency translation adjustment	Transfers (**)	Balance 03.31.2021

Goodwill	750	-	-	3	-	753
Tradename	3,731	-	-	83	-	3,814
Commercial rights	47	-	1	-	-	48
Contractual rights	3	-	-	-	-	3
Software	1,030	61	(50)	2	31	1,074
	5,561	61	(49)	88	31	5,692
Lease-right of use:
Right of use Paes Mendonça	567	-	(12)	-	-	555
Software	36	-	(5)	-	-	31
	603	-	(17)	-	-	586
Total	6,164	61	(66)	88	31	6,278

64

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 03.31.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	1,572	(858)	714	1,587	(858)	729
Tradename	3,102	-	3,102	3,385	-	3,385
Commercial rights (note 15.2)	51	-	51	54	(3)	51
Contractual rights	6	(3)	3	6	(3)	3
Software	2,213	(1,065)	1,148	2,165	(1,021)	1,144
	6,944	(1,926)	5,018	7,197	(1,885)	5,312
Lease-right of use:
Right of use Paes Mendonça (*)	546	(146)	400	543	(130)	413
Software	170	(143)	27	170	(142)	28
	716	(289)	427	713	(272)	441
Total intangibles	7,660	(2,215)	5,445	7,910	(2,157)	5,753

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

15.1	Impairment test of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were tested for impairment on December 31, 2021, according to the method described in Note 14, Property, plant and equipment to the financial statements as of December 31, 2021.

The Company monitored the plan used to assess impairment on December 31, 2021 and there were no significant deviations that could denote indications of loss or need for a new assessment on March 31, 2022.

15.2	Additions to intangible assets for cash flow presentation purposes:
	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Additions	36	44	45	61
Total	36	44	45	61

65

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

16.	Borrowings and financing
16.1.	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 16.4)	CDI + 1.64% per year	3,639	4,613	3,639	4,613
		3,639	4,613	3,639	4,613

Borrowings and financing
Local currency
Working capital	CDI+1.89% per year	2,803	2,738	2,803	2,737
Working capital	TR + 9.80 % per year	11	11	11	11
Swap contracts (note 16.7)	CDI-0.10% per year	(1)	(1)	(1)	(1)
Unamortized borrowing costs		(10)	(11)	(10)	(11)
		2,803	2,737	2,803	2,736
Foreign currency (note 16.5)
Working capital	USD + 2.12% per year	378	448	378	448
Working capital	IBR 1M + 1.45%	-	-	255	276
Working capital	IBR 3M + 1.6%	-	-	1,162	959
Credit letter		-	-	7	12
Swap contracts (note 16.7)	CDI + 2.12% per year	89	7	89	7
Swap contracts (note 16.7)	IBR 3M + 1.6%	-	-	(15)	-
Unamortized borrowing costs		-	-	-	(1)
		467	455	1,876	1,702
Total		6,909	7,805	8,318	9,051

Current assets		-	-	10	-
Noncurrent assets		1	1	6	1
Current liabilities		1,284	1,243	1,801	1,470
Noncurrent liabilities		5,626	6,563	6,533	7,582

16.2.	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2021	7.805	9.051
Additions	-	328
Accrued interest	183	202
Accrued swap	79	71
Mark-to-market	(1)	(5)
Monetary and exchange rate changes	(68)	(68)
Borrowing cost	3	3
Interest paid	(92)	(105)
Payments	(1,000)	(1,041)
Swap paid	-	(4)
Foreign currency translation adjustment	-	(114)
At March 31, 2022	6,909	8,318

66

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company	Consolidated
At December 31, 2020	7,568	9,140
Additions	-	1,015
Accrued interest	34	59
Accrued swap	(24)	(24)
Mark-to-market	1	13
Monetary and exchange rate changes	26	26
Borrowing cost	3	3
Interest paid	(65)	(100)
Payments	(450)	(1,414)
Swap paid	-	(14)
Foreign currency translation adjustment	-	30
At March 31, 2021	7,093	8,734

16.3.	Maturity schedule of noncurrent borrowings and financing
Year	Parent Company	Consolidated

From 1 to 2 years	1,462	1,748
From 2 to 3 years	1,279	1,664
From 3 to 4 years	1,190	1,303
From 4 to 5 years	1,190	1,260
After 5 years	519	567
Subtotal	5,640	6,542

Unamortized borrowing costs	(15)	(15)
Total	5,625	6,527

67

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

16.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables
				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	03.31.2022	12.31.2021	03.31.2022	12.31.2021

17th Issue of Debentures - CDB	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	513	1,026	2,075	1,026	2,075
18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,043	1,022	994	1,022	994
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,044	543	527	543	527
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,062,967	531	517	531	517
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,063,665	532	517	532	517
Borrowing cost								(15)	(17)	(15)	(17)
								3,639	4,613	3,639	4,613

Current liabilities								1,085	1,089	1,085	1,089
Noncurrent liabilities								2,554	3,524	2,554	3,524

(*) Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/2026 and the 2nd series on 05/10/27 and 05/10/28.

68

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

16.5.	Borrowings in foreign currencies

On March 31, 2022 GPA had loans in foreign currencies to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

16.6.	Guarantees

The Company has signed promissory notes for some loan contracts.

16.7.	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in March 2022 was 6.45% (2.23% as of March 31, 2021).

16.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At March 31, 2022, GPA complied with these ratios.

69

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.	Financial instruments

Detailed information on financial instruments was presented in the annual financial statements for 2021, in Note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Financial assets:
Amortized cost
Cash and cash equivalents	2,043	4,662	3,610	8,274
Related parties - assets	3,609	692	3,425	517
Trade receivables and other receivables	779	822	1,477	1,589
Others assets	-	-	2	9
Fair value through profit or loss
Financial instruments – Fair value hedge	1	1	16	1
Financial instruments about lease – Fair value hedge	-	-	-	9
Suppliers financial instruments – Fair value hedge	-	-	-	15
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	90	97	97	95
Others assets	-	-	22	28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(423)	(484)	(396)	(467)
Trade payables	(2,165)	(3,651)	(6,487)	(10,078)
Financing for purchase of assets	(68)	(84)	(194)	(250)
Debentures and promissory notes	(3,639)	(4,613)	(3,639)	(4,613)
Borrowings and financing	(3,570)	(2,727)	(4,217)	(3,973)
Lease	(3,931)	(3,881)	(6,070)	(6,118)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(389)	(459)	(389)	(459)
Financial instruments – Fair Value Hedge – liabilities side	(89)	(7)	(89)	(7)
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	(24)	(1)
Disco Group put option (*)	-	-	(661)	(701)

(*) See note 17.3.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

70

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.1	Considerations on risk factors that may affect the business of the Group

(i)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes to the objectives, policies or processes during the quarter ended March 31, 2022.

The Group capital structure is as follows:

	Parent company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Cash and cash equivalents	2,043	4,662	3,610	8,274
Financial instruments – Fair value hedge	(88)	(6)	(97)	17
Borrowings and financing	(6,821)	(7,799)	(8,245)	(9,045)
Other liabilities with related parties (*)	(89)	(145)	(89)	(145)
Net financial debt	(4,955)	(3,288)	(4,821)	(899)
Shareholders’ equity	(14,283)	(13,649)	(16,801)	(16,380)

Net debt to equity ratio	35%	24%	29%	5%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2022.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,793	7,154	590	9,537
Lease liabilities	916	2,847	2,896	6,659
Trade payables	2,165	-	-	2,165
Total	4,874	10,001	3,486	18,361
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,330	8,165	676	11,171
Lease liabilities	1,308	4,066	3,790	9,164
Trade payables	6,487	-	-	6,487
Total	10,125	12,231	4,466	26,822

71

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

(iii)	Derivative financial instruments
		Consolidated
		Notional value		Fair value
		03.31.2022	12.31.2021	03.31.2022	12.31.2021
Fair value hedge
Hedge object (debt)		469	469	389	459

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	11	11
US$ + fixed	USD + 2.12 % per year	447	447	378	448
		469	469	389	459
Short position (sell)
	CDI + 2.12% per year	(469)	(469)	(477)	(465)

Hedge position - asset		-	-	1	1
Hedge position - liability		-	-	(89)	(7)
Net hedge position		-	-	(88)	(6)

Gains and losses on these contracts during the period ended March 31, 2022 are recorded as financial expenses, net and the balance payable at fair value is R$88 (receivable from R$6 as of December 31, 2021), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

17.2	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.23 on the due date, and the weighted interest rate weighted was 12.71% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

72

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 03.31.2022	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI - 0.10% per year	(11)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 2.12% per year	(466)	(71)	(77)	(64)
Debentures and promissories notes	CDI + 1.64% per year	(3,654)	(497)	(547)	(447)
Bank loans	CDI + 1.89% per year	(2,803)	(381)	(419)	(343)
Total borrowings and financing exposure		(6,934)	(950)	(1,044)	(855)

Cash and cash equivalents (*)	98.42% of CDI	1,765	221	243	199
Net exposure		(5,169)	(729)	(801)	(656)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 6.3470%.

Scenario II: 0.63470% increase in IBR.

Scenario III: 0.63470% decrease in IBR.

		Maket projection
Transactions	Balance 03.31.2022	Scenario I	Scenario II	Scenario III

Bank loans and swap	(1,433)	(6)	(17)	100

73

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.3	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the interim financial information:

	Consolidated
	Carrying amount	Fair value
	03.31.2022	03.31.2022	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	97	97	2
Swaps of annual rate between currencies	(88)	(88)	2
Swaps of annual rate	15	15	2
Forward between Currencies	(24)	(24)	2
Borrowings and financing (FVPL)	(389)	(389)	2
Borrowings and financing and debentures (amortized cost)	(7,856)	(7,719)	2
Disco Group put option (*)	(661)	(661)	3
Total	(8,906)	(8,769)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented under “Acquisition of minority interest” in current liabilities.

There were no changes between the fair value measurements levels in the period ended March 31, 2022.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

17.4	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bank of New Scotia, Bogotá Bank, BBVA, Davivenda, Bancolombia, Santander, Banco Popular and Corpbanca.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

74

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

			Consolidated
Risk	Reference value	Due date	03.31.2022	12.31.2021

Debt
USD - BRL	US$ 50	2023	(57)	(7)
USD - BRL	US$ 30	2024	(32)	-
Interest rate - BRL	R$ 21	2026	1	1
Derivatives - Fair value hedge - Brazil			(88)	(6)

Debt Interest rate - COP	COP 102,708	2022	-	1
Interest rate - COP	COP 96,666	2022	1	-
Interest rate - COP	COP 200,000	2023	14	7
			15	8

Trade payables
USD - COP	USD 105	2022	-	15
EUR - COP	EUR 6	2022	(2)	-
USD - COP	USD 92	2022	(22)	-
			(24)	15

Derivatives – Éxito Group			(9)	23

The hedge effects at fair value for the better result of the period ending on March 31, 2022 will result in a loss of R$114 (gain of R$76 on March 31, 2021).

75

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

18.	Taxes and contributions payable and taxes payable in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the annual financial statements for 2021, in note 19.

18.1.	Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Taxes payable in installments - Law 11,941/09(ii)	155	171	160	177
Taxes payable in installments – PERT (i)	114	115	114	115
ICMS	54	78	57	82
PIS and COFINS	4	5	8	9
Provision for income tax and social contribution	270	-	280	17
Withholding Income Taxo n third parties	3	4	3	4
INSS	5	6	5	6
Other	26	47	28	47
Taxes payable – Éxito Group	-	-	290	276
	631	426	945	733

Current	506	278	815	580
Noncurrent	125	148	130	153

18.2	Maturity schedule of taxes payable in installments in noncurrent liabilities:
Consolidated
From 1 to 2 years	70
From 2 to 3 years	27
From 3 to 4 years	12
From 4 to 5 years	21
130

76

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.	Income tax and social contribution

Detailed information on income tax and social contribution was presented in the annual financial statements for 2021, in note 20.

19.1            Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
		Restated		Restated
Incomet (loss) before income tax and social contribution (continued operations)	(220)	(24)	(127)	21
IR and CSLL expenses (*)	55	6	18	(7)
Tax penalties	(3)	(2)	(3)	(2)
Share of profit of associates	(6)	11	(23)	(13)
Interest on own capital	24	114	24	114
Tax benefits	11	-	13	-
Subsidy for investments (**)	56	-	56	-
Tax on results earned abroad (***)	(20)	-	(19)	-
Other permanent differences	(8)	(2)	(24)	4
Effective income tax and social contribution expensive	109	127	42	96

Credit (expense) income tax and social contribution expense for the period:
Current	(272)	(2)	(300)	(22)
Deferred	381	129	342	118
Credit (expense) income tax and social contribution expense	109	127	42	96
Effective rate	49.55%	529.17%	33.07%	-457.14%

(*) The nominal rate is 34% for subsidiaries based in Brazil, 35% (31% -2021) for those based in Colombia, 25% for those based in Uruguay and 30% for those based in Argentina. The Company does not pay social contribution based on a lawsuit that was final and favorable in the past, therefore the rate is 25%.

(**) Certain Company operations benefit from state tax incentives which, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, could be characterized as investment subsidies.

(***) Amounts related to taxes calculated on subsidiaries abroad, related to entities in Exito. Additionally, provisions were made for tax losses on subsidiaries with merger plans by management.

77

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.2	Breakdown of deferred income tax and social contribution
	Parent Company
	03.31.2022			12.31.2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses	613	-	613	751	-	751
Provision for contingencies	363	-	363	355	-	355
Goodwill tax amortization	-	(280)	(280)	-	(280)	(280)
Mark-to-market adjustment	-	(7)	(7)	-	(7)	(7)
Fixed, intangible and investment properties	-	(179)	(179)	-	(215)	(215)
Unrealized gains with tax credits	-	(291)	(291)	-	(341)	(341)
Net leasing of the right of use	198	-	198	211	-	211
Other	16	-	16	76	-	76
Deferred income tax and social contribution assets (liabilities)	1.190	(757)	433	1.393	(843)	550

Compensation	(757)	757	-	(843)	843	-
Deferred income tax and social contribution assets (liabilities), net	433	-	433	550	-	550

	Consolidated
	03.31.2022			12.31.2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	977	-	977	1,145	-	1,145
Provision for risks	402	-	402	397	-	397
Goodwill tax amortization	-	(465)	(465)	-	(481)	(481)
Mark-to-market adjustment	-	(7)	(7)	-	(7)	(7)
Fixed assets, tradename and investment property	-	(1,522)	(1,522)	-	(1,710)	(1,710)
Unrealized gains with tax credits	-	(197)	(197)	-	(239)	(239)
Net adjustments of IFRS 16	271	-	271	285	-	285
Cash flow hedge	-	-	-	-	(7)	(7)
Other	22	-	22	96	-	96
Presumed profit on equity of Éxito	122	-	122	167	-	167
Deferred income tax and social contribution assets (liabilities)	1,794	(2,191)	(397)	2,090	(2,444)	(354)

Off-set assets and liabilities	(1,329)	1,329	-	(1,509)	1,509	-
Deferred income tax and social contribution assets (liabilities), net	465	(862)	(397)	581	(935)	(354)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	23	124
From 1 to 2 years	204	262
From 2 to 3 years	207	226
From 3 to 4 years	203	303
From 4 to 5 years	206	408
Above 5 years	347	471
	1,190	1,794

78

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.3	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	03.31.2022	12.31.2021	12.31.2022	12.31.2021
		Restated		Restated
Opening balance	550	(213)	(354)	(1.034)
Credit (expense) for the period - Continued operations	381	129	342	117
Credit (expense) for the period - Discontinued operations	(498)	(4)	(498)	(3)
Foreigh currency translation adjustment	-	-	112	(37)
Others	-	1	1	(2)
At the end of the period	433	(87)	(397)	(959)

79

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.	Provision for contingencies

The detailed information on the provision for lawsuits was presented in the annual financial statements for 2021, in Note 21.

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	779	336	200	1,315

Additions	10	56	13	79
Payments	-	(17)	(22)	(39)
Reversals	(14)	(17)	(4)	(35)
Monetary adjustment	12	10	11	33
Balance at March 31, 2022	787	368	198	1,353

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	849	280	104	1,233

Additions	13	38	14	65
Payments	-	(14)	(4)	(18)
Reversals	(37)	(14)	(10)	(61)
Monetary adjustment	4	9	7	20
Balance at March 31, 2021	829	299	111	1,239

80

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.2	Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2021	845	361	236	1,442
Additions	11	58	17	86
Payments	-	(17)	(27)	(44)
Reversals	(14)	(18)	(6)	(38)
Monetary adjustment	12	11	11	34
Foreign currency translation adjustment	(4)	(1)	(3)	(8)
Balance at March 31, 2022	850	394	228	1,472

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2020	937	303	145	1,385
Additions	13	44	21	78
Payments	-	(16)	(8)	(24)
Reversals	(49)	(15)	(11)	(75)
Monetary adjustment	4	9	7	20
Foreign currency translation adjustment	2	-	1	3
Balance at March 31, 2021	907	325	155	1,387

20.3	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2022, the Company maintains a provision of R$302 (R$292 as of December 31, 2021), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process.

81

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of March 31, 2022 is R$48 (R$51 in December 31, 2021).

Other tax matters

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) other minor issues. The amount accrued for these matters as of March 31, 2022 is R$438 (R$437 as of December 31, 2021).

Sendas compensation liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of March 31, 2022 in the total amount of R$90, with tax proceedings being R$70, Labor R$14 and Civil R$6 (R$96, being R$69 for tax proceedings, R$14 for labor and R$13 for civil proceedings on December 31, 2021).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$62 on March 31, 2022 (R$65 as of December 31, 2021).

20.4	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2022, the Company recorded a provision of R$394 (R$361 as of December 31, 2021). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

82

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.5	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of March 31, 2022, the amount accrued for these lawsuits is R$91 (R$100 as of December 31, 2021), for which there are no escrow deposits.
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On March 31, 2022 the amount of this provision is R$61 (R$56 on December 31, 2021).
•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$23 on March 31, 2022 (R$30 on December 31, 2021).
•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on March 31, 2022, it is R$53 (R$50 on December 31, 2021).

Total civil lawsuits and others as of March 31, 2022 amount to R$228 (R$236 as of December 31, 2021).

20.6	Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$12,380 as March 31, 2022 (R$12,123 in December 31, 2021), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$587, as March 31, 2022 (R$576 as of December 31, 2021). The lawsuits are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.

83

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$760 as of March 31, 2022 (R$750 as of December 31, 2021).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$4,745 as of March 31, 2022 (R$4,662 as of December 31, 2021).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$5,809, as of march 31, 2022 (R$5,660 as of December 31, 2021), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$146 as March 31, 2022 (R$142 as of December 31, 2021), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$327 as March 31, 2022 (R$327 as of December 31, 2021).
•	The subsidiary Éxito and its subsidiaries have an amount of R$6 of lawsuits with probability of possible losses on March 31, 2022 (R$6 as of December 31, 2021).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,487 in March 31, 2022 (R$1,467 in December 31, 2021).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of March 31, 2022, the amount involved in tax proceedings is R$482 (R$474 as of December 31, 2021).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of March 31, 2022, the amount involved was R$1,290, of which R$1,252 are tax and R$38 civil and others (R$1,270, being tax R$ 1,234, civil and others R$36 as of December 31, 2021).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of March 31, 2022 the estimated amount, in case of success in all lawsuits, is approximately R$153 (R$157 as of December 31, 2021).

84

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Tax	208	205	210	206
Labor	487	491	493	498
Civil and other	24	21	30	27
Total	719	717	733	731

20.8	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Tax	572	723	9,731	9,924	10,303	10,647
Labor	-	-	1,253	1,153	1,253	1,153
Civil and other	9	9	524	495	533	504
Total	581	732	11,508	11,572	12,089	12,304

The cost of letter of guarantees is approximately 0.46% per year of the amount of the lawsuits and is recorded as expense.

20.9	Deduction of ICMS from the calculation basis for PIS and COFINS

The Company and its subsidiaries have filed lawsuits claiming the right to exclude the ICMS amount from the calculation bases of these two contributions.

On March 15, 2017, based on general repercussions, the STF determined that ICMS should be excluded from the bases of these federal contributions, in line with the thesis claimed by the Company. The Attorney General's Office of the National Treasury (PGFN), in turn, appealed against this decision, with the aim of modulating its effects and clarifying which ICMS value should, after all, be object of suppression from the PIS and COFINS bases.

In 2019, some of the Company's subsidiaries obtained a favorable decision in their own proceedings, resulting in the recording of tax credits in the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, the Company obtained a favorable decision in its individual action regarding this tax matter, resulting in the recording of a tax credit in the amount of R$1,609 (R$613 in the financial result), in the period ended on 31 December 2020, net of provisions for installments that were eventually considered unrealizable.

On May 13, 2021, the STF considered the appeals presented by PGFN in relation to that decision taken on March 15, 2017 and expressed an understanding in line with that of the Company and its legal advisors.

85

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

During calendar year 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted in the amount of R$280 (R$109 of which in the financial result).

The calculations prepared by the Company are based on the understanding of its legal advisors and the estimated realization of the asset is, at most, 7 (seven) years.

Still on the subject, Via Varejo obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, under the terms of the association agreement signed between GPA and the Klein family in the transaction that gave rise to the Via Retail. The periods to which GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via Varejo) for the years 2003 to 2010. CBD has already recognized R$231 of a credit with Via Varejo in 2020, based on the documentation analyzed and validated to date. The related gain was recognized in net income from discontinued operations. In addition, the Company estimates it is entitled to an outstanding amount of R$277, which is subject to certain adjustments and confirmation by Via Varejo.

20.10	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Proceedings. The agreement improved the Agreements, maintaining the long term lease term of 20 years, renewable for another 20 years at CBD's discretion, but introduced new rules that are more adapted to the current market, which allow for the optimization of the use of properties and bring potential for gain for both Parties with the best use of real estate spaces. As a result of this agreement, the Company recorded in the result in the first quarter of 2021 the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16 / CPC 06(R2).

20.11	Via Varejo

The Company ceased to exercise corporate control over Via Varejo in June 2019. In the 2nd quarter of 2021, Via Varejo took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining. of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via Varejo still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows Via Varejo to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via Varejo and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”). CBD is the holder of a claim against Via Varejo arising from a final and unappealable tax action, the amounts of which are being calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date. , if final and unappealable, on behalf of the former Globex, a company that, in the merger process with Casas Bahia SA, had its name changed to Via Varejo and currently renamed to Via.

86

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

21.	Leases
21.1	Lease obligations

Detailed information on leasing obligations was presented in the 2021 annual financial statements, in note 22.1.

Leasing contracts totaled R$6,070 as of March 31, 2022 (R$6,118 as of December 31, 2021), according to the following table:

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Financial lease liability – minimum lease payments:
Up to 1 year	537	546	876	895
1 - 5 years	1,749	1,730	2,788	2,807
Over 5 years	1,645	1,605	2,406	2,416
Present value of finance lease agreements	3,931	3,881	6,070	6,118

Future financing charges	2,728	2,638	3,094	2,983
Gross amount of finance lease agreements	6,659	6,519	9,164	9,101

PIS and COFINS embedded in the present value of the lease agreements	239	231	368	372

PIS and COFINS embedded in the gross amount of the lease agreements	405	396	557	553

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 8.63% in the period ended March 31, 2022 (9.29% as of March 31, 2021).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 7.00% (6.98% in December 31, 2021). The average term of the contracts considered is 9.5 years (9.76 years in December 31, 2021). For international subsidiaries, the average nominal incremental rate is 4.70% with 3.0% of built-in inflation. The average term of the contracts considered is 8.9 years.

87

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

21.2	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2021	3,881	6,118
Additions	55	97
Remeasurement	143	275
Accrued interest	104	132
Payments	(281)	(400)
Anticipated lease contract termination	(30)	(39)
Incorporation Sendas	-	(175)
Foreign currency translation adjustment	(3)	-
Liabilities on Non-Current Assets for Sale	62	62
At March 31, 2022	3,931	6,070

Current	537	876
Noncurrent	3,394	5,194

	Parent Company	Consolidated
At December 31, 2020	5,958	8,374
Additions	-	11
Remeasurement	162	226
Accrued interest	145	183
Payments	(289)	(430)
Anticipated lease contract termination	-	(21)
Foreign currency translation adjustment	-	57
Spin off	(3)	-
At March 31, 2021	5,973	8,400

Current	564	947
Noncurrent	5,409	7,453

21.3	Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	03.31.2022	03.31.2021	12.31.2022	12.31.2021
Expenses (income) for the period:
Variable (0.1% to 4.5% of sales)	8	4	9	4
Sublease rentals (*)	(35)	(61)	(35)	(61)

(*) Refers to lease agreements receivable from commercial shopping malls.

88

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

22.       Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of back lights for the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for

2021, in note 23.

	Parent Company		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Commitment to future sale of real estate	25	27	27	30
Additional or extended warranties	11	11	11	11
Services rendering agreement - Partnerships	11	11	11	11
Revenue from credit card operators and banks	-	-	96	106
Gift Card	54	56	134	182
Others	3	4	32	108
	104	109	311	448

Current	42	44	249	383
Noncurrent	62	65	62	65

23.	Shareholders’ equity
23.1	Capital stock

The subscribed and paid-in share capital, as of March 31, 2022, is represented by 269,395 (269,376 as of December 31, 2021) thousands of registered shares with no par value. As of March 31, 2022, the capital stock is R$5,859 (R$5,859 as of December 31, 2021).

The Company is authorized to increase the capital stock up to the limit of 400,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meeting of the Board of Directors held on February 23, 2022 and March 28, 2022, capital increases in the amount of R$0.1 (R$9 on December 31, 2021) were approved through the issuance of 20 thousand common shares (1,024 thousand shares on December 31, 2021).

89

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

23.2	Stock option plan for common shares current
					03.31.2022
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstan-ding
Series B5	05/31/2018	05/31/2021	0.01	594	(522)	(49)	(23)	-
Series C5	05/31/2018	05/31/2021	15.42	594	(465)	(60)	(69)	-
Series B6	05/31/2019	05/31/2022	0.01	462	(132)	(36)	-	294
Series C6	05/31/2019	05/31/2022	17.39	359	(120)	(46)	-	193
Series B7	01/31/2021	05/31/2023	0.01	673	(110)	(26)	-	537
Series C7	01/31/2021	05/31/2023	12.60	497	(106)	(26)	-	365
				3,179	(1,455)	(243)	(92)	1,389

The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

Total to be exercised at December 31, 2021	1,412	5.71	1.06
At March 31, 2021
Cancelled during the period	(12)	8.04
Exercised during the period	12	22.74
Expired during the period	(23)	11.81
Outstanding at the end of the period	1,389	5.74	0.82
Total to be exercised at March 31, 2021	1,389	5.74	0.82

The amounts recorded in the Parent Company and Consolidated statement of operations, for the period ended in March 31, 2022 were R$5 (R$5 as of March 31, 2021).

23.3 Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a gain of R$117 and (ii) Colombian pesos to Reais, corresponding to an investment in the Éxito subsidiary generating a loss of R$1,033. The effect on the parent company was R$916 (R$1,116 on December 31, 2021).

90

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

24.	Revenue from the sale of goods and / or services

Detailed information on revenue from the sale of goods and/or services was presented in the 2021 annual financial statements, in note 25.

	Parent Company		Consolidated
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Gross sales		Restated		Restated
Goods	3,869	3,930	10,733	10,468
Services rendered	35	44	437	433
Sales returns and cancellations	(29)	(29)	(65)	(65)
	3,875	3,945	11,105	10,836

Taxes on sales	(262)	(268)	(1,036)	(993)

Net operating revenues	3,613	3,677	10,069	9,843

91

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

25. Expenses by nature

Detailed information on expenses by nature was presented in the 2021 annual financial statements, in note 26.

	Parent Company		Consolidated
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
		Restated		Restated
Cost of inventories	(2,397)	(2,449)	(7,003)	(6,787)
Personnel expenses	(503)	(478)	(1,093)	(1,102)
Outsourced services	(86)	(101)	(197)	(211)
Overhead expenses	(200)	(140)	(518)	(431)
Commercial expenses	(120)	(104)	(289)	(282)
Other expenses	(40)	(102)	(275)	(326)
	(3,346)	(3,374)	(9,375)	(9,139)

Cost of sales	(2,632)	(2,667)	(7,461)	(7,231)
Selling expenses	(580)	(547)	(1,494)	(1,444)
General and administrative expenses	(134)	(160)	(420)	(464)
	(3,346)	(3,374)	(9,375)	(9,139)

92

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

26.	Other operating expenses, net

The detailed information on other operating expenses, net were presented in the annual financial statements for 2021, in note 27.

	Parent Company		Consolidated
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
		Restated		Restated
Tax installments and other tax risks	(4)	29	(6)	26
Restructuring expenses	(34)	(71)	(38)	(70)
Result with fixed assets	21	4	22	(11)
Others	(1)	-	(1)	-
Total	(18)	(38)	(23)	(55)

27. Financial income (expenses), net

Detailed information on the net financial result was presented in the 2021 annual financial statements, in note 28.

	Parent Company		Consolidated
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
		Restated		Restated
Finance expenses:
Cost of debt	(188)	(38)	(210)	(62)
Cost of the discounting of receivables	(12)	-	(12)	-
Monetary restatement loss	(32)	(26)	(62)	(101)
Interest on lease liabilities	(89)	(78)	(118)	(117)
Other finance expenses	(18)	(18)	(72)	(8)
Total financial expenses	(339)	(160)	(474)	(288)

Financial income:
Income from short term instruments	17	17	17	50
Monetary restatement gain	88	9	152	29
Other financial income	-	1	2	3
Total financial income	105	27	171	82

Total	(234)	(133)	(303)	(206)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

93

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

28.	Earnings per share

The earnings per share information was presented in the 2021 annual financial statements, in note 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	03.31.2022	03.31.2021
	Ordinary	Ordinary
		Restated
Basic numerator
Net income allocated to common shareholders – continued operations	(111)	103
Net income (loss) allocated to common shareholders - discontinued operations	1,510	10
Net income allocated to common shareholders	1,399	113

Basic denominator (millions of shares)
Weighted average of shares	269	268

Basic earnings per shares (R$) – continued operations	(0.41230)	0.38417
Basic earnings (loss) per shares (R$) - discontinued operations	5.60879	0.03730
Basic earnings per shares (R$) - total	5.19649	0.42147

Diluted numerator
Net income allocated to common shareholders – continued operations	(111)	103
Net income (loss) allocated to common shareholders - discontinued operations	1,510	10
Net income (loss) allocated to common shareholders	1,399	113

Diluted denominator
Weighted average of shares (in millions)	269	268
Stock option	-	1
Diluted weighted average of shares (millions)	269	269

Diluted earnings per millions of shares (R$) – continued operations	(0.41230)	0.38328
Diluted earnings (loss) per shares (R$) – discontinued operations	5.60232	0,03721
Diluted earnings per shares (R$) – total	5.19002	0.42049

94

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

29.	Segment information

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra, “Drogaria Extra” and “GPA Malls”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and Carulla.

The other businesses comprise the results of James, Cheftime, Stix and Cnova N.V.. These segments are kept in this explanatory note for purposes of reconciliation with the consolidated interim financial information.

The eliminations of the result and balance sheet are presented within the segment itself.

Taxes on income earned abroad paid in Brazil are considered in Grupo Éxito.

The information on the Company's segments as of March 31, 2022 is included in the following table:

95

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Exito Group		Others businesses		Total
	03.31.2022	03.31.2021	03.31.2022	03.31.2021	03.31.2022	03.31.2021	03.31.2022	03.31.2021
		Restated						Restated

Net operating revenue	3,893	3,965	6,159	5,866	17	12	10,069	9,843
Gross profit	1,035	1,063	1,556	1,539	17	10	2,608	2,612
Depreciation and amortization	(219)	(207)	(185)	(199)	(5)	(2)	(409)	(408)
Share of profit of subsidiaries and associates	8	15	(24)	20	(70)	(49)	(86)	(14)
Operating income	42	78	215	238	(81)	(89)	176	227
Net financial expenses	(236)	(134)	(66)	(71)	(1)	(1)	(303)	(206)
Profit(loss) before income tax and social contribution	(194)	(56)	149	167	(82)	(90)	(127)	21
Income tax and social contribution	128	128	(86)	(40)	-	8	42	96
Net income (loss) for continued operations	(66)	72	63	127	(82)	(82)	(85)	117
Net income (loss) for discontinued operations	1,510	10	-	-	-	-	1,510	10
Net income (loss) of period end	1,444	82	63	127	(82)	(82)	1,425	127
	03.31.2022	03.31.2021	03.31.2022	03.31.2021	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Current assets	8,288	9,898	5,660	7,871	87	103	14,035	17,872
Noncurrent assets	14,431	13,796	16,211	17,694	81	81	30,723	31,571
Current liabilities	5,750	7,528	6,770	8,853	152	169	12,672	16,550
Noncurrent liabilities	11,533	12,470	3,749	4,040	3	3	15,285	16,513
Shareholders' equity	5,436	3,696	11,352	12,672	13	12	16,801	16,380

96

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	03.31.2022	03.31.2021
Brazil		Restated
Retail	3,893	3,695
Others businesses	17	12
	3,910	3,977

Exito Group
Colombia	4,720	4,553
Uruguay	1,028	972
Argentina	411	341
	6,159	5,866
Total net operating revenue	10,069	9,843
30.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•	Purchase of fixed assets not paid yet as note 14.1;
•	Purchase of intangible assets not paid yet as per note 15.2;
•	Capital increase with fixed assets: note 12.2.
31.	Non current assets held for sale

Information on discontinued operations and operations was presented in the 2021 annual financial statements, in note 32.

	Parent Company’s		Consolidated
	03.31.2022	12.31.2021	03.31.2022	12.31.2021

Real state/land - Parent company	36	36	36	36
Extra Hyper Stores (Note 1.1) (*)	219	1.117	219	1.117
Real estate developments - Éxito	-	-	31	34
Assets held for sale	255	1.153	286	1.187

Extra Hiper Stores / Lease liability (Note 1.1)	-	62	-	62
Liabilities held for sale	-	62	-	62

(*) As of March 31, 2022, R$69 refers to Fixed Assets (R$967 as of December 31, 2021) and R$150 to Right of Use - Paes Mendonça (R$150 as of December 31, 2021).

97

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

32.	Discontinued operations

On December 31, 2021, the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation. Below is the summary income statement:

Income statement	03.31.2022	03.31.2021

Net operating revenue	506	2,609
Net income before income tax and social contribution	2,009	14
Income tax and social contribution	(498)	(4)
Net income for the period	1,511	10

Other results from discontinued operations	(1)	-
Profit from discontinued operations	1,510	10

33.	Subsequent Events

33.1 Interest on own capital

At the Annual and Extraordinary Shareholders' Meeting held on April 27, 2022, the distribution of interest on equity ("EI") was approved, on account and order of the minimum mandatory dividend, in the total amount of R$95 for the fiscal year ended on December 31, 2021, corresponding to R$0.354460 per share. From such gross amount, it will be deducted the amount related to withhold taxes(“IRRF Imposto de Renda Retido na Fonte”) , in accordance with the law in force, with the exception of the shareholders that are immune and/or exempt.

33.2 Merger of SCB Distribuição e Comércio ("Compre Bem")

On April 29, 2022, the Company's Board of Directors approved the Protocol and Justification of Merger of SCB Distribuição e Comércio, a company fully controlled by the Company, which establishes the terms and conditions of the merger of SCB into the Company, with the consequent termination of the SCB and succession in all its rights and obligations by the Company. The Extraordinary General Meeting to approve the merger will be held on May 31, 2022.

98

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholder position - 03/31/2022

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 03/31/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	34.90%	0	0.00%	94,019,178	34.90%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	9,423,742	3.50%	0	0.00%	9,423,742	3.50%
Segisor*	5,600,050	2.08%	0	0.00%	5,600,050	2.08%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
King LLC*	852,000	0.32%	0	0.00%	852,000	0.32%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BTG Pactual	18,709,289	6.94%	0	0.00%	18,709,289	6.94%
Board of Executive Officers	855,286	0.32%	0	0.00%	855,286	0.32%
Board of Directors	160,883	0.06%	0	0.00%	160,883	0.06%
Fiscal Council	78	0.00%	0	0.00%	78	0.00%
Treasury Shares	160,342	0.06%	0	0.00%	160,342	0.06%
Others	139,032,966	51.61%	0	0.00%	139,032,966	51.61%
Total	269,395,417	100.00%	0	0.00%	269,395,417	100.00%

(*) Non-resident company.

(**) The present table already considers in its "Total" of shares the act capital increase approved by the Board of Directors of the Company, on 03.28.2022. The capital increase has not yet been reflected (with the implementation of actions) by the bank bookkeeper.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	Number	%	Number
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Segisor*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
QUOTAHOLDER	QTD QUOTAS	%	AÇÕES PN	%	Quantidade	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%

99

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
SHAREHOLDER	AÇÕES ON	%	AÇÕES PN	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Posição em (em unidades)
SHAREHOLDER*	AÇÕES ON	%	AÇÕES PN	%	Quantidade	%
Companhia Brasileira de Distribuição	409,876,436	91.57%	0	0.00%	409,876,436	91.57%
GPA 2 Empreendimentos e Participações Ltda.	22.380.232	5.00%	0	0.00%	22,380,232	5.00%
Minority	15,347,648	3.43%	0	0.00%	15,347,648	3.43%
TOTAL	447,604,316	100.00%	0	0.00%	447,604,316	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 03/31/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.01%	0	0.00%	110,476,573	41.01%

Management
Board of Directors	855,286	0.32%	0	0.00%	855,286	0.32%
Board of Executive Officers	160,883	0.06%	0	0.00%	160,883	0.06%
Fiscal Council	78	0.00%	0	0.00%	78	0.00%

Treasury Shares	160,342	0.06%	0	0.00%	160,342	0.06%

Other Shareholdersas	157,742,255	58.55%	0	0.00%	157,742,255	58.55%

Total	269,395,417	100.00%	0	0.00%	269,395,417	100.00%

Outstanding Shares	158,758,502	58.93%	0	0.00%	158,758,502	58.93%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 03/31/2021 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.17%	0	0.00%	110,476,573	41.17%

Management
Board of Directors	563,804	0.21%	0	0.00%	563,804	0.21%
Board of Executive Officers	106,421	0.04%	0	0.00%	106,421	0.04%

Treasury Shares	239,060	0.09%	0	0.00%	239,060	0.09%

Other Shareholdersas	156,965,709	58.49%	0	0.00%	156,965,709	58.49%

Total	268,351,567	100.00%	0	0.00%	268,351,567	100.00%

Outstanding Shares	157,635,934	58.74%	0	0.00%	157,635,934	58.74%

100

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 4, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.